Exhibit 10.1

PURCHASE AND SALE AGREEMENT

BY AND BETWEEN

DYNEGY HOLDINGS INC.

AS SELLER

AND

ENERGYCO, LLC

AS BUYER

DATED AS OF MAY 28, 2007

Table of Contents

(cont.)

ii

Schedules and Exhibits

Item	Description
Schedule 2.1(b)	Assigned Contracts
Schedule 2.1(c)(iii)	Retained Software License Agreements
Schedule 2.5(a)(iii)	Replacement Credit Support Requirements
Schedule 3.3(a)	No Violation
Schedule 3.3(b)	Seller Required Regulatory Approvals
Schedule 3.4	Capitalization
Schedule 3.5(a)	Certain Contracts/Arrangements
Schedule 3.5(b)	Certain Contracts/Notice of an Event of Default
Schedule 3.5(c)	Certain Contracts/Affiliate Contracts
Schedule 3.6(a)	Real Property Interests
Schedule 3.6(c)	Tangible Business Assets Not Owned by the Company
Schedule 3.7	Legal Proceedings
Schedule 3.8	Permits; Compliance with Law
Schedule 3.9	Environmental Matters
Schedule 3.10	Tax Matters
Schedule 3.13(a)	Benefit Plans
Schedule 3.13(b)	Employees
Schedule 3.14	Absence of Changes
Schedule 3.15	Liabilities
Schedule 4.3(b)	Buyer Required Regulatory Approvals

Exhibit A	Buyer Parent Guaranty
Exhibit B	Form of Technology Transfer Agreement
Exhibit C	Form of Transition Services Agreement

iii

PURCHASE AND SALE AGREEMENT

THIS PURCHASE AND SALE AGREEMENT (including the exhibits and schedules hereto, this “Agreement”), is dated May 28, 2007, (the “Effective Date”) by and between DYNEGY HOLDINGS INC., a Delaware corporation (“Seller”), on the one hand, and ENERGYCO, LLC, a Delaware limited liability company (“Buyer”), on the other hand. Buyer and Seller are referred to herein individually as a “Party” and collectively as the “Parties.”

WHEREAS, Seller owns, indirectly, all of the issued and outstanding shares of capital stock of CoGen Lyondell Inc., a Texas corporation (the “Company”);

WHEREAS, in connection with the transaction contemplated herein, Seller will convert the Company from a Texas corporation to a limited liability company and change its name from CoGen Lyondell Inc. to CoGen Lyondell LLC;

WHEREAS, after the conversion, Seller will own, indirectly, all of the issued and outstanding membership interests of CoGen Lyondell LLC;

WHEREAS, the Company operates a power generation facility located in Channelview, Texas (the “Generating Facility”);

WHEREAS, Buyer desires to purchase from Seller all of the issued and outstanding membership interests of the Company (the “Membership Interests”) and assume certain contracts, rights and obligations relating to the Generating Facility, and Seller desires to sell to Buyer the Membership Interests and assign said contracts, rights and obligations to Buyer pursuant to the terms and conditions hereinafter set forth.

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements hereinafter set forth, and intending to be legally bound hereby, the Parties agree as follows:

Article 1

Definitions

Section 1.1 Definitions. Capitalized terms used but not otherwise defined in this Agreement shall have the respective meanings given to such terms set forth below:

“1933 Act” shall have the meaning set forth in Section 4.8.

“Accepted Electric Practice” means any of the applicable practices, methods and acts:

(i) required by ERCOT, or the successor of ERCOT, whether or not the Party whose conduct is at issue is a member thereof;

(ii) required by applicable law or regulation;

(iii) required by the policies and standards of the Company or the Seller’s Affiliates, as applicable, relating to emergency operations; or

(iv) otherwise engaged in or approved by a significant portion of the electric utility industry during the relevant time period;

which, in the exercise of reasonable judgment in light of the facts known at the time the decision was made, could have been expected to accomplish the desired result at a reasonable cost consistent with applicable law, regulation, good business practices, reliability, safety, and expedition. As used herein, “Accepted Electric Practice” is not intended to be limited to the optimum practice, method, or act to the exclusion of all others, but rather to be acceptable practices, methods, or acts generally accepted in the region.

“Actual Working Capital” means the sum of cash and cash equivalents, accounts receivable, inventory, prepaids and other current assets, less non-transferable items (including prepaid insurance and payroll accrual), accounts payable, accrued use and ad valorem taxes, accrued liabilities and other current liabilities, each as of the Closing Date; provided, however, that any receivables owed by, or payables owed to, Affiliates of the Company shall be paid as of the Closing Date.

“Affiliate” means with respect to any specified Person, a Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the Person specified. For purposes of this definition, “control” (including the correlative terms “controlling,” “controlled by” and “under common control with”) means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting equity interest, by Contract or otherwise.

“Aggregate Deductible” shall have the meaning set forth in Section 7.2(a).

“Agreement” shall have the meaning set forth in the preamble.

“Assigned Contracts” shall have the meaning set forth in Section 2.1(b).

“Assignee” shall have the meaning set forth in Section 2.5(a)(ii).

“Assignment and Assumption Agreement” shall have the meaning set forth in Section 2.5(a)(ii).

“Assignor” shall have the meaning set forth in Section 2.5(a)(ii).

“Balance Sheets” shall have the meaning set forth in Section 3.16.

“Benefit Plan” means each (i) employee benefit plan (as defined in Section 3(3) of the ERISA) and (ii) incentive compensation, retention, employment, severance, change in control, consulting or other compensation or benefit agreement, plan, program or arrangement, in each case (a) that is sponsored or contributed to by the Company or to which the Company is a party, (b) with respect to which the Company has or may reasonably be expected to have any liability (either directly or because the Company is or was treated as a single employer under Section 414(b), (c), (m) or (o) of the Code) or (c) that is maintained by Seller or any of its Affiliates for the benefit of any Employees.

“Business” means the business of operating the Generating Facility and generating and delivering electric energy and capacity from the Generating Facility to its interconnection point(s) with the transmission system to which it is interconnected. The “Business” also includes the cogeneration of steam and optimization of steam assets in accordance with that certain Steam and Electric Power Sales Agreement, effective as of January 2007, between the Company and Lyondell Chemical Company. The Business does not include the marketing and sale of electric energy and capacity or the procurement of fuel for the Generating Facility.

“Business Day” means any day that Seller’s downtown Houston, Texas office is open for business.

“Buyer” shall have the meaning set forth in the preamble.

“Buyer Indemnitees” shall have the meaning set forth in Section 7.1(a).

“Buyer Letter of Credit” means an irrevocable, nontransferable standby letter of credit issued by a U.S. commercial bank or a U.S. branch of a foreign bank with such bank having a credit rating of at least “A-” from Standard & Poor’s Rating Group (a division of McGraw-Hill, Inc.) and “A3” from Moody’s Investor Services, Inc. (it being agreed by Seller that Wells Fargo is an acceptable issuer) in form and substance acceptable to Seller in its reasonable discretion, in an amount equal to five percent (5%) of the Purchase Price, having an expiry date no earlier than December 31, 2007, and providing that Seller may draw upon the entire amount thereof in the event of a material breach by Buyer of its obligations under this Agreement, which letter of credit, upon delivery to Seller as contemplated by Section 8.1(f) hereof, shall secure all of Buyer’s obligations to Seller under this Agreement.

“Buyer Material Adverse Effect” means any change or event that would have a material adverse effect on the ability of Buyer to consummate the transactions contemplated by, and discharge its obligations under, the Agreement.

“Buyer Parent Guaranty” means the Guaranty Agreement executed and delivered to Seller by PNM Resources, Inc. on the Effective Date in the form attached hereto as Exhibit A.

“Buyer Required Regulatory Approvals” shall have the meaning set forth in Section 4.3(b).

“Closing” shall have the meaning set forth in Section 2.4.

“Closing Date” shall have the meaning set forth in Section 2.4.

“COBRA” shall have the meaning set forth in Section 5.10(i).

“Code” means the Internal Revenue Code of 1986, as amended.

“Company” shall have the meaning set forth in the recitals.

“Company Assets” means all of the assets of the Company.

“Condemnation Value” shall have the meaning set forth in Section 5.13.

“Confidential Information” shall have the meaning set forth in Section 5.7.

“Contracts” means any contract, agreement, arrangement, commitment, letter of intent, memorandum of understanding, promise, obligation, right, instrument, document, or other similar understanding, whether written or oral.

“Conversion” shall have the meaning set forth in Section 5.6(d).

“Effective Date” shall have the meaning set forth in the preamble.

“Employee Transition Date” shall have the meaning set forth in Section 5.10(a).

“Employees” means those employees of Seller or its Affiliates who work at the Generating Facility and whose principal activities relate to the Business.

“Encumbrances” means any mortgages, pledges, liens, security interests, conditional and installment sale agreements, activity and use limitations, exceptions, conservation easements, rights-of-way, easements, licenses, deed covenants, deed restrictions, encumbrances and charges of any kind.

“Enforceable” means capable of being enforced against the applicable Person in accordance with specified and certain terms as a legal, valid, and binding obligation of such Person, except as such enforceability may be subject to the effects of bankruptcy, insolvency, reorganization, moratorium, or other laws relating to or affecting the rights of creditors, and general principles of equity.

“Environmental Condition” means the presence, release or disposal of any Hazardous Substance at, in, on or from the Generating Facility or any of the Company Assets in violation of any Environmental Law or any violation of any Environmental Law with respect to the Company or the Generating Facility.

“Environmental Laws” means all federal, state, local and foreign laws (including common law), treaties, regulations, rules, ordinances, codes, decrees, judgments, directives or orders (including consent orders) and Environmental Permits, in each case, relating to pollution or protection of the environment or natural resources, including laws relating to Releases or threatened Releases, or otherwise relating to the generation, manufacture, processing, distribution, use, treatment, storage, arrangement for disposal, transport, recycling or handling, of Hazardous Substances.

“Environmental Liability” means all liabilities, obligations, damages, losses, claims, actions, suits, judgments, orders, fines, penalties, fees, expenses and costs, including: (i) remediation costs, engineering costs, environmental consultant fees, laboratory fees, permitting fees, investigation costs and defense costs and attorneys’ fees and expenses; (ii) any claims, demands, and causes of action relating to or resulting from any personal or bodily injury (including but not limited to wrongful death, pain, suffering and loss of consortium), property damage (real or personal) (including but not limited to nuisance, trespass and diminution of value) or natural resource damage; and (iii) any penalties, fines or costs of any kind associated in any way with the failure to comply with any Environmental Law in effect as of the Effective Date.

“Environmental Permits” means the permits, licenses, consents, approvals, and other governmental authorizations with respect to Environmental Laws required for the operation of the Generating Facility.

“ERCOT” means the Electric Reliability Council of Texas and any successor entity.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“FERC” means the Federal Energy Regulatory Commission.

“GAAP” shall have the meaning set forth in Section 1.2.

“Generating Facility” shall have the meaning set forth in the recitals.

“Governmental Authority” means any court, or administrative or regulatory agency or commission, or other governmental entity or instrumentality, whether domestic, foreign or supranational, or any department thereof.

“Hazardous Substances” means (i) any petrochemical or petroleum products, crude oil or any fraction thereof, ash, radioactive materials, radon gas, asbestos in any form or concentration, urea formaldehyde foam insulation, or polychlorinated biphenyls in any concentration, (ii) any chemicals, materials, substances or wastes defined as, included in, or alleged or determined by any Person or Governmental Authority to be included in the definition of “hazardous substances,” “hazardous wastes,” “hazardous materials,” “restricted hazardous materials,” “extremely hazardous substances,” “toxic substances,” “PCBs,” “contaminants,” “asbestos” or “pollutants” or similar term in any Environmental Law, (iii) any other chemical, material, substance or waste that is prohibited, limited or regulated by any Environmental Law, or (iv) any noise, electromagnetic radiation, and any other substance or energy that causes or is alleged to cause any Environmental Liability.

“Hired Employees” shall have the meaning set forth in Section 5.10(a).

“HSR Act” means the Hart Scott Rodino Antitrust Improvements Act of 1976, as amended.

“Income Tax” means any federal, state, local or foreign Tax or surtax (i) based upon, measured by or calculated with respect to gross or net income, profits or receipts, any and all municipal gross receipt Taxes, capital gains Taxes and minimum Taxes, or (ii) based upon, measured by or calculated with respect to multiple bases (including corporate franchise Taxes if resulting in a larger tax liability than the non-income component of the corporate franchise Tax) if one or more of the bases on which such Tax may be based, measured by or calculated with respect to, is described in clause (i).

“Indemnifiable Loss” shall have the meaning set forth in Section 7.1(a).

“Indemnification Cap” shall have the meaning set forth in Section 7.2(b).

“Indemnifying Party” shall have the meaning set forth in Section 7.1(c).

“Indemnitee” shall have the meaning set forth in Section 7.1(c).

“IRS” means the United States Internal Revenue Service.

“Knowledge” means (i) with respect to Seller, the actual knowledge (without independent inquiry) of the following individuals: Randy Cormier, Mike Grady, Jim Tharp, Paul Czervinske, Barb Irwin and Amy Jolley, and (ii) with respect to Buyer, the actual knowledge (without independent inquiry) of Mark Kubow.

“Lyondell Consents” means any consent of Lyondell Chemical Company that may be required due to the Conversion or change in control of the Company or change in the operator of the Generating Facility under that certain Steam and Electric Power Sales Agreement effective January 1, 2007, by and between the Company and Lyondell Chemical Company and, if applicable, the waiver by Lyondell Chemical Company of its “last right of refusal” thereunder with respect to the transaction contemplated by this Agreement.

“Material Adverse Effect” means any change or effect on the operation of the Business that is materially adverse to the Business taken as a whole, other than (i) any change or effect resulting from changes in the international, national, regional or local wholesale or retail energy, capacity or ancillary services electric power markets, (ii) any change or effect resulting from changes in the international, national, regional or local markets for fuel, (iii) any change or effect resulting from changes in the national, regional or local electric transmission systems, (iv) any change or effect resulting from any bid cap, price limitation, market power mitigation measure, or other regulatory or legislative measure in respect of transmission services, rights or access or the wholesale or retail energy, capacity or ancillary services markets adopted or approved (or failed to be adopted or approved) by the PUC (or FERC, if applicable) or any other Governmental Authority or proposed (or failed to be adopted or proposed) by any Person, (v) any change or effect resulting from any regulation, rule, procedure or order adopted or proposed by or with respect to, or related to, any regional transmission operator or independent system operator, (vi) any change or effect resulting from any action or measure taken or adopted, or proposed to be taken or adopted, by any local, state, regional, national or international reliability organization, (vii) any change resulting from the termination or modification of any Contract by Buyer following the Closing as permitted by this Agreement, (viii) any changes in law, or any judgments, orders or decrees that apply generally to similarly situated Persons, (ix) the commencement or escalation of a war, armed hostility, or any other national or international crisis or other national or international calamity, including acts of terrorism, directly or indirectly affecting the United States, (x) changes in GAAP, (xi) any materially adverse change in or effect on the Business that is cured before the Closing Date (which cure for purposes hereof shall include any reduction in the Purchase Price substantially equal to the reduction in value of the Business resulting from such change or effect), and (xii) any change or effect relating to a casualty or condemnation event for which a remedy is provided in Sections 5.12 or 5.13.

“Membership Interests” shall have the meaning set forth in the recitals.

“Neutral Auditors” shall have the meaning set forth in Section 2.2(b).

“Notice of Disagreement” shall have the meaning set forth in Section 2.2(b).

“Operating Records” means all data, information, books, operating records, operating, safety and maintenance manuals, engineering and design plans, blueprints and as-built plans, specifications, drawings, reports, procedures, facility compliance plans, test records and results, other records and filings made with regulatory agencies regarding operations at the Generating Facility, environmental procedures and similar records of Seller or its Affiliates necessary for the operation of the Business of the Company, to the extent in the possession of Seller or its Affiliate, other than the accounting books and records of Seller, or its Affiliates and such items proprietary to third parties or that relate to Employees; provided, however, that Seller shall be permitted to retain copies, or originals to the extent it provides Buyer with copies of same, of all Operating Records.

“Organizational Documents” means (i) with respect to a corporation or company, the articles or certificate of incorporation or association and bylaws, or similar operational documents, (ii) with respect to a limited partnership, the certificate of limited partnership (or equivalent document) and partnership agreement or similar operational agreement, and (iii) with respect to a limited liability company, the articles of organization (or equivalent document) and regulations, limited liability company agreement, or other operational agreement.

“Owner Affiliates” means Dynegy Power Holdings Inc. and DPC II, Inc.

“Party” shall have the meaning set forth in the preamble.

“Per Claim Deductible” shall have the meaning set forth in Section 7.2(a).

“Permits” means the permits, licenses, consents, approvals and other governmental authorizations (other than with respect to Environmental Laws) of the Company relating to the ownership or operation of the Generating Facility and the Business.

“Permitted Exceptions” means (i) all exceptions, restrictions, easements, charges, rights-of-way and monetary and non-monetary encumbrances set forth in any Permits or Environmental Permits, (ii) statutory liens for current Taxes or assessments not yet due or delinquent or the validity of which is being contested in good faith by appropriate proceedings, (iii) mechanics’, carriers’, workers’, repairers’ and other similar liens arising or incurred in the ordinary course of business relating to obligations as to which there is no default on the part of the Company or the validity of which are being contested in good faith by appropriate proceedings, (iv) purchase money security interests in respect of personal property arising or incurred in the ordinary course of business, (v) zoning, entitlement, conservation restriction and other land use and environmental regulations by Governmental Authorities, (vi) Encumbrances of record (other than Encumbrances securing indebtedness for borrowed money other than those covered by clause (viii) below) or Encumbrances otherwise disclosed to Buyer in the Agreement with respect thereto, (vii) restrictions and regulations imposed by any regional transmission operator or independent system operator, any Governmental Authority or any local, state, regional, national or international reliability council, (viii) any Encumbrances released or otherwise terminated at or prior to Closing, and (ix) such other Encumbrances or imperfections in or failure of title that would not, individually or in the aggregate, materially and adversely affect the conduct of the Business.

“Person” means any individual, partnership, limited liability company, joint venture, corporation, trust, unincorporated organization, or Governmental Authority.

“PUC” means the Texas Public Utilities Commission.

“Purchase Price” shall have the meaning set forth in Section 2.2.

“Release” means any release, spill, emission, emanation, leaking, dumping, injection, pouring, deposit, disposal, discharge, dispersal, leaching or migration into the environment (including ambient air, surface water, groundwater, land surface or subsurface strata) or within any building, structure, facility or fixture.

“Required Regulatory Approvals” means with respect to a Party, any consent or approval of, filing with, or notice to, any Governmental Authority that is necessary for the execution and delivery of the Agreement by such Party or the consummation thereby of the transactions contemplated hereby.

“Restoration Cost” shall have the meaning set forth in Section 5.12(a).

“Restraints” shall have the meaning set forth in Section 6.1(c).

“Retained Affiliate” means any Affiliate of Seller except for the Company.

“Retained Software License Agreements and Hardware” shall have the meaning set forth in Section 2.1(c)(iii).

“Seller” shall have the meaning set forth in the preamble.

“Seller Indemnitees” shall have the meaning set forth in Section 7.1(b).

“Seller Required Regulatory Approvals” shall have the meaning set forth in Section 3.3(b).

“Seller’s Policies” shall have the meaning set forth in Section 5.12(b).

“Tax Return” means any return, report, information return or other document (including any related or supporting information) required to be supplied to any authority with respect to Taxes, including amendments thereto.

“Taxes” means all taxes, surtaxes, charges, fees, levies, penalties or other assessments imposed by any United States Federal, state or local or foreign taxing authority, including Income Taxes, excise, property, sales, transfer, franchise, special franchise, payroll, recording, withholding, social security or other taxes, or any liability for taxes incurred by reason of joining in the filing of any consolidated, combined or unitary Tax Returns or any amounts paid to a governmental authority that are in lieu of or based upon any taxes, in each case including any interest, penalties or additions attributable thereto; provided, however, that “Taxes” shall not include sewer rents or charges for water.

“Technology Transfer Agreement” means the Technology Transfer Agreement to be executed at Closing by Dynegy Operating Company in the form of Exhibit B attached hereto.

“Termination Date” shall have the meaning set forth in Section 8.1(b).

“Third Party Claim” shall have the meaning set forth in Section 7.3(a).

“Transfer Taxes” shall have the meaning set forth in Section 5.6(a).

“Transition Services Agreement” means the Transition Services Agreement to be executed at Closing by Dynegy Power Marketing Inc. and Dynegy Marketing and Trade (a Colorado general partnership), on the one hand, and Buyer and the Company, on the other hand, in the form of Exhibit C attached hereto.

“Wells Fargo” means Wells Fargo Bank, National Association.

“Working Capital Adjustment” shall have the meaning set forth in Section 2.2(b).

“Working Capital Statement” shall have the meaning set forth in Section 2.2(b).

Section 1.2 Accounting Terms. Any accounting terms used in this Agreement shall, unless otherwise specifically provided, have the meanings customarily given them in accordance with United States generally accepted accounting principles (“GAAP”) and all financial computations hereunder or thereunder shall, unless otherwise specifically provided, be computed in accordance with GAAP consistently applied.

Article 2

Purchase and Sale; Closing

Section 2.1 Purchase and Sale of Membership Interests; Assumption of Assigned Contracts.

(a) At the Closing, upon the terms and subject to the conditions set forth in this Agreement, Seller shall cause the Owner Affiliates to sell, transfer, convey, assign and deliver to Buyer or its designated Affiliate, and Buyer or its designated Affiliate shall acquire and purchase from Seller and the Owner Affiliates, all of the issued and outstanding Membership Interests of the Company; provided, however, that, if applicable, the designation by Buyer of an Affiliate to acquire such Membership Interest shall not invalidate or be inconsistent with the terms of the Lyondell Consents.

(b) At the Closing, Buyer agrees to cause the Company or an Affiliate of the Company designated by Buyer to assume or accept the novation of the contracts set forth on Schedule 2.1(b) (the “Assigned Contracts”) from the Retained Affiliate that is a party to the Assigned Contract, and Seller agrees to cause each Retained Affiliate to transfer all of its rights and obligations under the Assigned Contracts by assignment or novation relating to the period from and after Closing Date to the Company or an Affiliate of the Company designated by the Buyer.

(c) Notwithstanding anything to the contrary contained herein or otherwise, the following items shall be retained by, or transferred to Seller or its designated Retained Affiliate at or prior to Closing:

(i) any insurance policies, insurance proceeds, insurance refunds and prepaid insurance premiums relating to the period prior to the Closing;

(ii) any of Seller’s employee personnel files;

(iii) the hardware and enterprise software set forth on Schedule 2.1(c)(iii) (the “Retained Software License Agreements and Hardware”); and

(iv) all rights and obligations under the Assigned Contracts relating to periods prior to the Closing Date.

Section 2.2 Purchase Price.

(a) The purchase price for the Membership Interests of the Company shall be Four Hundred Sixty-Seven Million Five Hundred Thousand Dollars ($467,500,000) (subject to adjustments, if any, expressly provided hereunder, the “Purchase Price”). At the Closing, Buyer will pay or cause to be paid to Seller, by wire transfer of immediately available funds to an account or accounts previously designated in writing by Seller, an amount in United States dollars equal to the Purchase Price.

(b) As promptly as practicable, but in no event later than ninety (90) days after the Closing, Seller shall cause to be prepared and delivered to Buyer (i) a written calculation of Actual Working Capital of the Company, which shall be prepared in accordance with GAAP consistently applied (the “Working Capital Statement”), and (ii) a calculation of the adjustment to the Purchase Price (the “Working Capital Adjustment”), as determined in accordance with this Section 2.2(b). Buyer shall provide Seller and its agents and representatives any information reasonably requested and, upon reasonable notice, full access at all reasonable times to the properties, books, records, and other materials of the Company as Seller may reasonably request in connection with its preparation of the Working Capital Statement and Working Capital Adjustment. The Purchase Price shall be adjusted (x) downward by the amount by which the Actual Working Capital of the Company is less than $0.00, in which case Seller shall pay the shortfall amount to Buyer, or (y) upward by the amount by which the Actual Working Capital of the Company is greater than $0.00, in which case Buyer shall pay the excess amount to Seller. The Buyer shall have ten (10) days following receipt of the Working Capital Statement and the Working Capital Adjustment to notify Seller in writing (the “Notice of Disagreement”) of any dispute relating to the preparation of the Working Capital Statement or the calculation of Actual Working Capital and the Working Capital Adjustment. The Notice of Disagreement shall set forth with specificity the nature and extent of the Buyer’s dispute. Thereafter, Buyer and Seller shall attempt in good faith to resolve the disputed items and finally determine the Actual Working Capital and the Working Capital Adjustment. If Buyer and Seller are unable to resolve the disagreement within twenty (20) days after delivery of the Notice of

Disagreement, then such amounts remaining in dispute shall be submitted to an independent nationally-recognized accounting firm, mutually agreeable to Buyer and Seller (the “Neutral Auditors”). The Neutral Auditors shall act as an arbitrator to determine, based solely on the provisions of this Section 2.2(b) and the presentations by the Buyer and the Seller, and not by independent review, only those issues still in dispute. The Neutral Auditors’ determination shall be made within twenty (20) days of the dispute being submitted for their determination, shall be set forth in a written statement delivered to the Buyer and Seller and shall be final, non-appealable and binding on the parties hereto, absent manifest error or fraud. A judgment of a court of competent jurisdiction may be entered upon the Neutral Auditors’ determination. The fees, costs and expenses of the Neutral Auditors shall be borne equally by the Buyer, on the one hand, and by the Seller, on the other hand. The Working Capital Adjustment shall become final as of the date of the notice of determination delivered by the Neutral Auditors, absent manifest error or fraud. Any payment to be made pursuant to this Section 2.2(b) shall be made within three (3) Business Days following the date the Working Capital Adjustment becomes final in immediately available funds by wire transfer to such bank account as Seller or Buyer will specify, as applicable.

(c) The Parties have been unable to agree as to the value attributable to the 2008 Vintage NOx Allowances that will be allocated to the Generating Facility, and as a result have agreed to implement the following adjustment to the Purchase Price. No later than fifteen days following the Company’s submission to the TCEQ of its report under the Mass Emission Cap and Trade Program detailing the aggregate NOx emissions of the Generating Facility for the 2007 Control Period, Buyer shall cause the Company to transfer to Seller an amount of 2008 Vintage NOx Allowances equal to the positive difference, if any, of (i) the aggregate 2008 Vintage NOx Allowances allocated to the Generating Facility (currently expected to be 631.7 tons of NOx allowances), less (ii) an amount equal to 102% of the aggregate tons of NOx emitted by the Generating Facility during the 2007 Control Period, as reported to the TCEQ by the Company. For purposes of this Section 2.2(c), (i) “TCEQ” means the Texas Commission on Environmental Quality, (ii) “2008 Vintage NOx Allowances” means NOx allowances allocated to the Generating Facility by the TCEQ in respect of the 2008 Control Period, (iii) “2007 Control Period” means the 2007 calendar year and (iv) “2008 Control Period” means the period established by the TCEQ for 2008 in respect of which the Generating Facility must monitor its emissions of NOx under the Mass Emission Cap and Trade Program administered by the TCEQ with respect to the Houston/Galveston nonattainment area (currently expected to be the 2008 calendar year). Seller and Buyer agree to treat the transfer contemplated by this Section 2.2(c) as an adjustment to the Purchase Price.

Section 2.3 Allocation of Purchase Price. The Purchase Price shall be allocated among the Company Assets as of the Closing in accordance with a schedule to be prepared by Buyer, using the allocation method provided by Section 1060 of the Code and the regulations thereunder and the Parties shall cooperate to comply with all substantive and procedural requirements of Section 1060 of the Code and the regulations thereunder. In that regard, Buyer shall provide Seller with Buyer’s proposed allocation of the Purchase Price among the Company Assets as soon as practicable after, and in no event later than sixty (60) days after, the Closing. Seller shall then consult with Buyer regarding such allocation and propose any adjustments within a reasonable time thereafter. If Buyer and Seller are unable to agree on such allocation, Buyer and Seller may allocate the Purchase Price as each Party determines using the allocation method provided by Section 1060 of the Code and the regulations thereunder.

Section 2.4 Time and Place of Closing. Upon the terms and subject to the satisfaction of the conditions contained in Article 6, the closing of the purchase and sale of the Membership Interests (the “Closing”) shall take place on such date as the Parties may agree, which date shall be as soon as practicable, but no later than ten (10) Business Days following the date on which all of the conditions set forth in Article 6 have been satisfied or waived, at 10:00 a.m., local time, at Seller’s offices at 1000 Louisiana, Suite 5800, Houston, Texas 77002, or at such other place or time as the Parties may agree. The date on which the Closing actually occurs is hereinafter referred to as (the “Closing Date”); provided, however, that if the Closing occurs and Buyer’s payments made pursuant to Section 2.2 hereof are not received on such date prior to 4:00 p.m., local time, in the accounts designated by Seller pursuant to Section 2.2, then the Closing Date shall be the immediately following Business Day. The time at which the Closing shall be deemed effective shall be midnight on the Closing Date. For the avoidance of doubt, “midnight” means the end of the day on the Closing Date.

Section 2.5 Closing

(a) At the Closing, Buyer shall execute (as applicable) and deliver the following items to Seller:

(i) the Purchase Price by wire transfer in immediately available funds as set forth in Section 2.2 above;

(ii) an executed counterpart of one or more assignment and assumption or novation agreements, providing for the effective assignment or novation of each Assigned Contract from the Retained Affiliate that is a party thereto (the “Assignor”) to the Company or an Affiliate of the Company designated by Buyer (as applicable, the “Assignee”), and Assignee’s assumption (by novation or otherwise) of Assignor’s obligations relating to the period from and after the Closing Date under such Assigned Contract (each an “Assignment and Assumption Agreement”);

(iii) replacement letters of credit or other credit support arrangements necessary for Seller and its Affiliates to be released from and to receive a return of those letters of credit or other credit support arrangements set forth on Schedule 2.5(a)(iii);

(iv) an executed counterpart of the Transition Services Agreement;

(v) a Certificate of Good Standing or equivalent with respect to Buyer, as of a recent date, issued by the Secretary of State of the State of Buyer’s formation;

(vi) copies, certified by an officer of Buyer or other authorized person, of resolutions of Buyer’s Board of Directors authorizing the execution and delivery of this Agreement and all other agreements and instruments, in each case, to be executed and delivered by Buyer in connection herewith;

(vii) a certificate of an officer of Buyer or other authorized representative identifying the name and title and bearing the signatures of Buyer’s officers authorized to execute and deliver this Agreement and all other agreements and instruments contemplated hereby; and

(viii) a certificate addressed to Seller dated the Closing Date executed by Buyer’s duly authorized officer or other authorized representative the effect that Buyer has satisfied the conditions set forth in Section 6.3(a) and (b).

(b) At the Closing, Seller shall execute and deliver, and will cause each of its applicable Affiliates to execute (as applicable) and deliver, the following items to Buyer:

(i) an assignment of the Membership Interests Company in form sufficient to transfer all rights, title and interest in and to the Membership Interests to Buyer;

(ii) counterparts executed by each Assignor to each Assignment and Assumption Agreement referenced in Section 2.5(a)(ii);

(iii) the Technology Transfer Agreement executed by Dynegy Operating Company and the Company;

(iv) a counterpart of the Transition Services Agreement executed by Dynegy Power Marketing, Inc. and Dynegy Marketing and Trade;

(v) the Buyer Letter of Credit;

(vi) certificates of existence and good standing with respect to Seller and the Company, and the Retained Affiliates identified on Schedule 3.4, as of a recent date, issued by the Secretary of State of their respective states of organization;

(vii) copies, certified by Seller’s Secretary or Assistant Secretary, of resolutions of Seller’s Board of Directors authorizing the execution and delivery of this Agreement and all other agreements and instruments, in each case, to be executed and delivered by Seller in connection herewith;

(viii) a certificate addressed to Buyer dated the Closing Date executed by Seller’s duly authorized officers to the effect that Seller has satisfied the conditions set forth in Section 6.2(a) and (b);

(ix) a duly executed certificate of Seller’s non-foreign status pursuant to Section 1445 of the Code and Sections 1.1445-2(b) and (c) of the Treasury Regulations thereunder, executed by Seller or its tax parent Affiliate, as applicable;

(x) evidence reasonably satisfactory to Buyer of the occurrence of the Conversion, including canceled stock certificates with respect to CoGen Lyondell Inc.;

(xi) to the extent title is not then held in the name of the Company, as applicable, such assignment or title transfer documentation as may be necessary to transfer to Buyer or to the Company or other designee of Buyer, the vehicles and other tangible assets, if any, described on Schedule 3.6(c).

Article 3

Representations and Warranties of Seller

Except as specifically set forth in Seller’s Disclosure Schedule attached hereto, Seller hereby represents and warrants to Buyer that all of the statements contained in this Article 3 with respect to it and the Company are true and correct as of the date hereof. Each exception and other response to this Agreement set forth in Seller’s Disclosure Schedule refers to, or is grouped under a heading referring to, the specific section or subsection of this Agreement to which it relates and to any other representation or warranty as to which it specifically referenced or it is reasonably apparent that such disclosure is also being made for purposes of such other representation or warranty.

Section 3.1 Organization; Qualification. Each of Seller, the Owner Affiliates and the Company is duly organized, validly existing, and in good standing under the laws of the state of its formation and has all requisite power and authority to own, lease and operate all of its properties and assets and to carry on its business as currently conducted. Each of Seller, the Owner Affiliates and the Company is qualified to do business and is in good standing in the states required for it (i) in the case of Seller and the Owner Affiliates, to perform its obligations hereunder and, (ii) in the case of the Company, to operate the Business.

Section 3.2 Authority Relative to This Agreement. Seller has all necessary power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. Seller’s execution and delivery of this Agreement and Seller’s consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary action. This Agreement has been duly and validly executed and delivered by Seller and, assuming that this Agreement constitutes a valid and binding agreement of Buyer, subject to the receipt of the Seller Required Regulatory Approvals and the Buyer Required Regulatory Approvals, this Agreement constitutes the valid and binding agreement of Seller, enforceable against Seller in accordance with its respective terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditor’s rights and remedies and general principles of equity.

Section 3.3 No Violation; Consents and Approvals.

(a) Except as set forth on Schedule 3.3(a) and except for the Lyondell Consents, subject to obtaining the Seller Required Regulatory Approvals and the Buyer Required Regulatory Approvals, neither the execution and delivery by Seller of this Agreement nor the consummation by Seller of any of the transactions contemplated hereby will (i) conflict with or result in a breach of any provision of the Organizational Documents of Seller, the Company or the Owner Affiliates, (ii) result in a default (or give rise to any right of termination, cancellation or acceleration) under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, license, agreement, lease or other instrument or obligation to which either Seller or the

Company is a party, except (x) for such defaults (or rights of termination, cancellation or acceleration) as to which requisite waivers or consents have been obtained or that would not, individually or in the aggregate, reasonably be expected to create a Material Adverse Effect or (y) for those requirements that become applicable to Seller or the Company as the result of a specific regulatory status of Buyer (or any of its Affiliates) or as a result of any other facts that specifically relate to the business or activities in which Buyer (or any of its Affiliates) is or proposes to be engaged, or (iii) violate any order, writ, injunction, decree, law, statute, rule or regulation applicable to Seller or the Company, except for such violations that would not, individually or in the aggregate, reasonably be expected to create a Material Adverse Effect.

(b) Except for (i) the filings by Seller and Buyer required by the HSR Act and the expiration or earlier termination of all waiting periods under the HSR Act, and (ii) the Required Regulatory Approvals set forth on Schedule 3.3(b) attached hereto (collectively, the “Seller Required Regulatory Approvals”), no declaration, filing or registration with, notice to, or authorization, consent, or approval of, any Governmental Authority is necessary for the consummation by Seller or the Company of the transactions contemplated hereby, other than such declarations, filings, registrations, notices, authorizations, consents, or approvals that, if not obtained or made, would not, individually or in the aggregate, reasonably be expected to create a Material Adverse Effect.

Section 3.4 Capitalization and Ownership.

(a) Schedule 3.4 sets forth all of the issued and outstanding equity interests of the Company as of the Effective Date and all of the issued and outstanding equity interests of the Company that will be outstanding upon consummation of the Conversion. Upon the consummation of the Conversion, all Membership Interests of the Company will be duly authorized, validly issued, fully paid and nonassessable. The consummation of the purchase and sale transaction contemplated by this Agreement will convey to Buyer good and valid title to all of the Membership Interests, free and clear of all Encumbrances, other than Encumbrances arising by, through or under Buyer, and restrictions under applicable securities laws. Neither Seller nor any Owner Affiliate has granted to any Person any option, right or privilege for the purchase, subscription, allotment or issue of any unissued interests, units or other securities (including convertible securities, warrants or convertible obligations of any nature) of the Company other than Buyer’s rights under this Agreement.

(b) The Company has no subsidiaries and does not own equity interests in any Person.

Section 3.5 Certain Contracts and Arrangements.

(a) Except for (i) Contracts listed on Schedule 3.5(a), (ii) Contracts that will expire or be discharged prior to or as of the Closing Date, and (iii) Contracts that are permitted to be entered into under this Agreement, none of Seller, the Company or their respective Affiliates are parties to any contract that is material to the operation of the Business of the Company (including as to any Tax matters). Each Contract listed on Schedule 3.5(a) (i) constitutes a valid and binding obligation of the Company and, to the Knowledge of Seller, of the other parties thereto, and (ii) to the Knowledge of Seller, is in full force and effect.

(b) The Company is not in material breach of or material default under any Contract listed on Schedule 3.5(a) and, to the Knowledge of Seller, no other party to the Contracts listed on Schedule 3.5(a) is in material breach or material default thereunder. Except as set forth on Schedule 3.5(b), neither Seller, nor any of its Affiliates, nor the Company has received any written notices purporting to assert a default, event of default or right to terminate under any Contract that is material to the operation of the Business of the Company.

(c) Except as set forth on Schedule 3.5(c), there are no Contracts to which the Company, on the one hand, and Seller or any of its Retained Affiliates, on the other hand, are parties.

Section 3.6 Title to Properties and Related Matters.

(a) The Company does not own any fee interests in real property. Schedule 3.6(a) sets forth all leaseholds or other material interests in real property or other land use rights owned by the Company.

(b) The Company has good title to, or rights by license, lease or other agreement to use, all personal properties and assets (or rights thereto) necessary to permit it to conduct its Business as currently conducted, except as would not, individually or in the aggregate, reasonably be expected to create a Material Adverse Effect.

(c) The Business of the Company is the only business operation carried on by the Company. Except for any tangible assets described in Section 2.1(c) or on Schedule 3.6(c), the Company Assets owned, leased, licensed or contracted by the Company constitute all of the tangible assets that are sufficient to operate (without regard to the condition of the buildings, equipment, any other fixed assets, or tangible personal property) its Business as currently operated, except for tangible assets the omission of which would not, in the aggregate, reasonably be expected to create a Material Adverse Effect.

Section 3.7 Legal Proceedings. Except as set forth on Schedule 3.7, (a) there are no claims, actions, proceedings or investigations (including condemnation proceedings) pending or, to the Knowledge of Seller, threatened against the Company or before any Governmental Authority that would, individually or in the aggregate, reasonably be expected to create a Material Adverse Effect and (b) neither Seller nor the Company is, subject to any outstanding judgment, order, writ, injunction or decree of any Governmental Authority that would reasonably be expected to create a Material Adverse Effect. The representations and warranties of Seller set forth in this Section 3.7 shall not apply to, and do not cover, any environmental matters, which representations and warranties of Seller are exclusively governed by Section 3.9.

Section 3.8 Permits; Compliance with Law. Except as set forth on Schedule 3.8:

(a) The Company holds, and is in compliance with, all Permits necessary to conduct the Business of the Company as currently conducted, and, to the Knowledge of Seller, the Company is otherwise in compliance with all laws, statutes, orders, rules, regulations, ordinances or judgments of any Governmental Authority applicable to the operation of the Business of the Company, except for such failures to comply with such Permits, or such failures to be in compliance with such laws, statutes, orders, rules, regulations, ordinances or judgments, that would not, individually or in the aggregate, reasonably be expected to create a Material Adverse Effect.

(b) None of Seller or the Company has received any written notification that it is in violation of any of such Permits or laws, statutes, orders, regulations, ordinances or judgments, except for notifications of violations that would not, individually or in the aggregate, reasonably be expected to create a Material Adverse Effect. The representations and warranties of Seller set forth in this Section 3.8 shall not apply to, and do not cover, any environmental matters that, with respect to any representations and warranties of Seller are exclusively governed by Section 3.9 herein.

Section 3.9 Environmental Matters. Except as set forth on Schedule 3.9:

(a) The Company holds, and is in compliance with, the Environmental Permits required for the Company to conduct its Business as currently conducted under applicable Environmental Laws, and, to the Knowledge of Seller, the Company is otherwise in compliance with applicable Environmental Laws on the date hereof with respect to the operation of its Business, except for such failures to hold or comply with such Environmental Permits, or such failures to be in compliance with such applicable Environmental Laws on the date hereof, that would not, individually or in the aggregate, reasonably be expected to create a Material Adverse Effect.

(b) Neither Seller nor the Company has received any written notice of a violation, proceeding or investigation of any Environmental Law, or been notified that it is a potentially responsible party under the Federal Comprehensive Environmental Response, Compensation, and Liability Act or any similar state law with respect to any real property of the Company, except for such matters under such Environmental Laws as would not, individually or in the aggregate, reasonably be expected to create a Material Adverse Effect.

(c) The Company is not subject to any outstanding judgment, decree or judicial order relating to compliance with any Environmental Law or to investigation or cleanup of Hazardous Substances under any applicable Environmental Law, except for any such judgments, decrees or judicial orders that would not, individually or in the aggregate, reasonably be expected to create a Material Adverse Effect.

(d) Neither Seller nor the Company has received written notice of claims, actions, proceedings or investigations, nor to the Knowledge of Seller, are any claims, actions, proceedings or investigations threatened against or relating to the operation of the Business of the Company with respect to the exposure of any Person to Hazardous Substances by the Company, except for any such claims, actions, proceedings or investigations that, if adversely determined, would not, individually or in the aggregate, reasonably be expected to create a Material Adverse Effect.

(e) There are no Environmental Conditions that would, individually or in the aggregate, reasonably be expected to create a Material Adverse Effect.

The representations and warranties made in this Section 3.9 are the exclusive representations and warranties of Seller relating to environmental matters.

Section 3.10 Taxes.

(a) To the best of Seller’s Knowledge, (i) all Tax Returns required to be filed have been timely filed or caused to be timely filed by the Company, (ii) all Taxes shown to be due on such Tax Returns and all Taxes otherwise owed have been paid in full, and (iii) such Tax Returns are correct as to all material matters. No written notice of deficiency or assessment or threatening an audit relating to Taxes has been received by the Company from any taxing authority with respect to liabilities for Taxes of such Company that have not been fully paid or finally settled or that are not being contested through appropriate proceedings. Except as set forth on part (a) of Schedule 3.10, there are no outstanding agreements or waivers extending the applicable statutory periods of limitation relating to Taxes of the Company for any period.

(b) Except as set forth on part (b) of Schedule 3.10, the Company is not liable for any Taxes of another person as a successor, transferee, by indemnity, by contract or otherwise (except for any liability pursuant to Treas. Reg. 1.1502-6 or any similar provision of state or local Tax law for a member of an Affiliated Group the common parent of which is Dynegy Inc.).

(c) As of the Closing Date, the Company will be taxed and characterized for U.S. federal income tax purposes as a partnership.

Section 3.11 Brokers. No broker, finder or other Person is entitled to any brokerage fees, commissions, or finder’s fees in connection with the transaction contemplated hereby by reason of any action taken by Seller or its Affiliates, except that Seller has employed J.P. Morgan Securities Inc. as its financial advisors pursuant to engagement letters with Seller and Seller shall be liable for all amounts payable to J.P. Morgan pursuant to such engagement letters.

Section 3.12 Insurance. All material policies of fire, liability and other forms of insurance purchased or held by, for the benefit of, and insuring the Company or their respective assets, businesses, operations, or employees are valid, enforceable, in full force and effect, all premiums with respect thereto covering all periods up to and including the date hereof have been paid, and no notice of termination, non-renewal, or denial has been received with respect to any such policy that was not replaced on substantially similar terms prior to the date of such cancellation.

Section 3.13 Employees.

(a) The Company does not have any employees and does not have any liability with respect to a “multiemployer plan” (as such term is defined in Section 3(37) of ERISA). Seller has listed on Schedule 3.13(a), and made available to Buyer copies of, each Benefit Plan (including each employment, retention, severance, change in control or similar agreement or plan) and has identified on Schedule 3.13(a) each such Benefit Plan with respect to which the Company or Buyer could have any liability after the Closing Date. Each Benefit Plan with respect to which the Company or Buyer could have any liability after the Closing Date is in substantial compliance with all applicable laws and has been administered and operated in all material respects in accordance with its terms. All contributions or other amounts the Company was required to make under the terms of the Benefit Plans have been paid in a timely manner in accordance with applicable law. None of the Company, Buyer or any Affiliate of Buyer will have any liability under Title IV of ERISA with respect to any Benefit Plan after the Closing Date. The transactions contemplated by this Agreement will not increase any compensation or benefits of any Employees under any Benefit Plan or increase or otherwise result in any liability of the Company or Buyer with respect to any Benefit Plan (including under any employment, retention, severance, change in control or similar agreement or plan).

(b) Schedule 3.13(b) sets forth the names and positions of all Employees as of the Effective Date and identifies whether such Employees are actively employed or on leave and whether any such Employees are subject to any employment agreements. Seller has provided to Buyer a spreadsheet dated May 25, 2007 that sets forth the salary, bonuses, base hours, service date and vacation benefits levels for all such Employees as of the Effective Date. To the Knowledge of Seller, none of the Employees are subject to any non-competition or similar covenants or other arrangements or restrictions that would prohibit the Employee from working for the Company, Buyer or any of their Affiliates after the Closing Date. Nothing in this Section 3.13 or this Agreement shall require Seller, its Affiliates or the Company to provide Buyer or its Affiliates copies of or access to information contained in any of Seller’s or its Affiliates’ employee records or personnel files.

(c) To Seller’s Knowledge, none of Seller, the Company or any Retained Affiliate: (i) is a party to or bound by any collective bargaining agreements or other similar labor contracts affecting the Employees, (ii) has any active union organizing activity with respect to the Business, or (iii) has any actually pending labor strike, walk-out, dispute, work-stoppage, lockout, arbitration or grievance proceeding relating to the Employees or to the Business, in each case, which would reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect.

Section 3.14 Absence of Certain Changes. Except as set forth on Schedule 3.14, since December 31, 2006, the Company has operated in the ordinary course of business, consistent with past practices. Since December 31, 2006, there has not been any (a) Material Adverse Effect or (b) event or condition that would reasonably be expected to create a Material Adverse Effect or prevent or delay Seller from consummating the transactions contemplated by this Agreement.

Section 3.15 Liabilities. Except for (a) liabilities of the Company to Seller or Retained Affiliates that will be satisfied in full prior to or concurrently with the Closing, and (b) as set forth on Schedule 3.15, the Company does not have any liability in excess of $500,000.00 individually, or $5,000,000.00 in the aggregate, that would be required to be reflected on an unaudited balance sheet of the Company prepared in accordance with GAAP, other than current liabilities incurred in the ordinary course of business.

Section 3.16 Balance Sheets. Seller has delivered to Buyer true and complete copies of the unaudited balance sheet of the Company as of December 31, 2006 and the quarter ending March 31, 2007 (the “Balance Sheets”). Such balance sheets were prepared in accordance with GAAP using the same accounting principles, policies and methods as have been historically used in connection with the calculation of the items reflected thereon and fairly present in all material respects the financial condition of the Company as of the respective dates thereof and for the respective periods covered thereby, subject to normal year-end adjustments and the absence of footnote disclosure.

Article 4

Representations and Warranties of Buyer

Buyer represents and warrants to Seller as follows:

Section 4.1 Organization. Buyer is a limited liability company duly organized, validly existing and in good standing under the laws of the state of its formation and has all requisite organizational power and authority to own, lease and operate its properties and to carry on its business as is now being conducted. If applicable, any Affiliate of Buyer designated by Buyer pursuant to Section 2.2(a) will, as of the Closing Date, be duly organized, validly existing and in good standing under the laws of the state of its formation and have all requisite organizational power and authority to own, lease and operate its properties and to carry on its business as conducted as of the Closing Date. To the extent it is required to do so under applicable law, as of the Closing Date Buyer, or its designated Affiliate pursuant to Section 2.2(a) if applicable, will be duly qualified or licensed to do business, and be in good standing in, the State of Texas.

Section 4.2 Authority Relative to This Agreement. Buyer has all necessary organizational power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery by Buyer of this Agreement and the consummation by Buyer of the transactions contemplated hereby have been duly and validly authorized by the Board of Directors of Buyer and no other limited liability company proceedings on the part of Buyer are necessary to authorize this Agreement or the consummation of the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Buyer and, assuming that this Agreement constitutes a valid and binding agreement of Seller, or the counterparty thereto if not Seller, subject to the receipt of the Buyer Required Regulatory Approvals and the Seller Required Regulatory Approvals, this Agreement constitutes the valid and binding agreement of Buyer, enforceable against Buyer in accordance with its respective terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditor’s rights and remedies and general principles of equity.

Section 4.3 Consents and Approvals; No Violation.

(a) Subject to obtaining the Buyer Required Regulatory Approvals and the Seller Required Regulatory Approvals, neither the execution and delivery by Buyer of this Agreement, nor the consummation by Buyer of any of the transactions contemplated hereby will:

(i) conflict with or result in any breach of any provision of the Organizational Documents of Buyer;

(ii) result in a default (or give rise to any right of termination, cancellation or acceleration) under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, license, agreement, lease or other instrument or obligation to which Buyer or any of its Affiliates is a party or by which any of their respective assets may be bound; or

(iii) violate any order, writ, injunction, decree, statute, rule or regulation applicable to Buyer, or any of its assets;

except, in the case of clauses (ii) and (iii) of this Section 4.3(a), for such failures to obtain a necessary consent, defaults and violations that would not, individually or in the aggregate, reasonably be expected to create a Buyer Material Adverse Effect.

(b) Except for (i) the filings by Buyer and Seller required by the HSR Act and the expiration or earlier termination of all waiting periods under the HSR Act, and (ii) the Required Regulatory Approvals set forth on Schedule 4.3(b) attached hereto (collectively, the “Buyer Required Regulatory Approvals”), no declaration, filing or registration with, notice to, or authorization, consent, or approval of, any Governmental Authority is necessary for the consummation by Buyer of the transactions contemplated hereby.

Section 4.4 Availability of Funds. Buyer will have cash available at the Closing to effect the purchase of the Membership Interests on the terms hereof.

Section 4.5 Brokers. No broker, finder or other Person is entitled to any brokerage fees, commissions, or finder’s fees in connection with the transaction contemplated hereby by reason of any action taken by Buyer or its Affiliates.

Section 4.6 Qualified Buyer. Without limiting the foregoing, to the Knowledge of Buyer, there is no reason or circumstance that would prevent Buyer from procuring the Buyer Required Regulatory Approvals.

Section 4.7 Legal Proceedings. There are no claims, actions, proceedings or investigations pending or, to the Knowledge of Buyer, threatened, against or relating to Buyer before any Governmental Authority that would, individually or in the aggregate, reasonably be expected to create a Buyer Material Adverse Effect. Buyer is not subject to any outstanding judgment, rule, order, writ, injunction or decree of any Governmental Authority that would reasonably be expected to create a Buyer Material Adverse Effect.

Section 4.8 Acquisition as Investment. Buyer is acquiring the Membership Interests for its own account as an investment without the present intent to sell, transfer or otherwise distribute the same to any other Person. Buyer acknowledges that the Membership Interests are not registered pursuant to the Securities Act of 1933 (the “1933 Act”) and that none of the Membership Interests may be transferred, except pursuant to an applicable exception under the 1933 Act. Buyer is an “accredited investor” as defined under Rule 501 promulgated under the 1933 Act.

Section 4.9 Opportunity for Independent Investigation. Prior to its execution of this Agreement, Buyer has conducted to its satisfaction an independent investigation and verification of the current condition and affairs of the Company, the Business of the Company, and the Assigned Contracts. Buyer acknowledges and affirms that is has had full access to the extent it deems necessary to all information and materials made available by Seller, the

Company and their respective Affiliates or representatives, during the course of Buyer’s due diligence investigation of the Membership Interests and Assigned Contracts. In making its decision to execute this Agreement, to purchase the Membership Interests, and to assume the Assigned Contracts, Buyer has relied and will rely solely upon the results of such independent investigation and verification and the terms and conditions of this Agreement. As of Closing, Buyer will have completed its investigation, verification, analysis, review and evaluation of this Agreement, the Membership Interests, the Business, and the Assigned Contracts as Buyer has deemed necessary or appropriate.

Article 5

Covenants of the Parties

Section 5.1 Conduct of Business.

(a) Except with the prior written consent of Buyer (such consent not to be unreasonably withheld), as required to effect the purchase and sale of the Membership Interests and related transactions contemplated by this Agreement or as otherwise required by law (including Environmental Laws), during the period from the date of this Agreement to the Closing Date, Seller will cause the Company to operate its Business in the usual, regular and ordinary course and in accordance with Accepted Electric Practice, and use commercially reasonable efforts to maintain their tangible properties and facilities in good working order, ordinary wear and tear excepted.

(b) Notwithstanding the foregoing, except as contemplated in this Agreement, prior to the Closing Date, Seller shall not and shall not allow the Owner Affiliates or the Company, without the prior written consent of Buyer (such consent not to be unreasonably withheld or delayed), to:

(i) amend the organizational documents of the Company that would adversely affect the transactions contemplated by this Agreement;

(ii) liquidate, dissolve, recapitalize, reorganize or otherwise wind up the business or operations of the Company;

(iii) issue any new membership interests in the Company or grant any option, right or privilege to acquire such interests, including any securities convertible into such interests;

(iv) except for Permitted Exceptions, grant or suffer to exist any material Encumbrance on the assets of the Company securing any indebtedness for borrowed money or guarantee or other material liability for the obligations of any Person;

(v) incur any material indebtedness for borrowed money which will not be discharged on or before the Closing or enter into any guarantee of the obligations of another Person which will be binding upon the Company after the Closing;

(vi) make any material change in the levels of supplies, materials and spare parts inventory customarily maintained by the Company, other than consistent with past practice;

(vii) sell, lease (as lessor), transfer or otherwise dispose of, any of its material assets, other than assets that become obsolete or assets used, consumed or replaced in the ordinary course of business consistent with past practice;

(viii) terminate, materially extend or otherwise materially amend any of the Assigned Contracts or material Contracts described on Schedule 3.5(a) or waive any default by, or release, settle or compromise any material claim against, any other party thereto, other than in the ordinary course of business consistent with past practices or as required by applicable law;

(ix) terminate or materially amend any Permit;

(x) enter into any material Contract for the purchase, sale or storage of fuel (whether commodity or transportation) that would be binding upon the Company after the Closing;

(xi) settle, compromise or enter into any agreement with respect to an audit, investigation, assessment, reassessment, inquiry or other Tax controversy that would reasonably be expected to materially and adversely affect the Company or Buyer in a Tax period ending after the Closing Date;

(xii) make or commit to make any capital expenditures, except those capital expenditures that (A) are made or committed to be made in the ordinary course of the Company’s Business consistent with past practice, (B) consistent in all material respects with the current budget for the Generating Facility as previously disclosed to Buyer, (C) are approved by Buyer, or (D) are mandated by a law or regulation of a Governmental Authority; provided, however, that, in the case of clause (D), the Company will not make any such mandated capital expenditures (unless their failure to do so would have an adverse impact on the operation of the Business) if (x) such mandated capital expenditures are not required to be made by the Company prior to the Closing Date, and (y) Buyer assumes responsibility, at its sole cost, to make such mandated capital expenditures after the Closing;

(xiii) enter into any material Contract with Affiliates of Seller that would be binding on the Company after Closing;

(xiv) enter into any material Contract with respect to the assets of the Company relating to any of the transactions prohibited by the foregoing clauses (i) through (x);

(xv) except to the extent applicable generally to all employees of Seller and its Affiliates, adopt, enter into, amend or terminate any Benefit Plan that is or would be sponsored or contributed to by the Company or to which the Company is or would be a party (including any employment, retention, change in control, severance or similar agreement) after Closing;

(xvi) increase or agree to increase the compensation or benefits (including retirement, deferred compensation, incentive compensation, retention, severance, change in control or other compensation or benefits) of any Employee other than in the ordinary course of business and with the amount, timing and type of such compensation and/or benefits being consistent with past practice, or hire any individual who would be an Employee other than in the ordinary course of business and with the amount and type of such individual’s compensation and benefits being consistent with past practice; or

(xvii) enter into a collective bargaining agreement or similar labor agreement with respect to Employees.

(c) Notwithstanding the foregoing, nothing in this Agreement shall prevent: (i) Seller or the Company from taking commercially reasonable actions with respect to emergency situations and regulatory requirements or other requirements of applicable law so long as Seller shall, upon receipt of notice of any such actions, promptly inform Buyer of any such actions taken outside the ordinary course of business; (ii) Seller or the Company from taking actions as are reasonably necessary to allow the Company to operate their Business (as currently conducted and after taking into account the transactions contemplated by this Agreement) on a stand-alone basis separate from Seller and the Retained Affiliates, including terminating Contracts between the Company and Retained Affiliates; and (iii) Seller or any Retained Affiliate from managing and administering Employee relationships, including, without limitation, hiring new Employees, transferring personnel to make them Employees, terminating, suspending, transferring, promoting, or demoting Employees or adjusting Employee compensation provided any such compensation adjustments are made in the ordinary course of business consistent with past practices or as required by applicable law.

Section 5.2 Access to Information.

(a) Between the date of this Agreement and the Closing Date, Seller and the Company will, subject to the terms of Section 5.7 hereof, during ordinary business hours and upon reasonable notice (i) give Buyer and its representatives reasonable access to all books, records, plants, offices and other facilities and properties of the Company, (ii) permit Buyer to make such reasonable inspections thereof as Buyer may reasonably request, (iii) furnish Buyer with such financial and operating data and other information of the Company as Buyer may from time to time reasonably request, (iv) furnish Buyer upon request a copy of each material report, schedule or other document with respect to the Company filed by Seller or the Company with, or received from, any Governmental Authority, and (v) furnish Buyer with a copy of each notice of violation or similar correspondence from any Governmental Authority or any notice of an event of default by the Company or the applicable counterparty with respect to any of the Contracts listed in Schedule 3.5(a) (with all such notices and correspondence being deemed to be Confidential Information for purposes of Section 5.7 hereof); provided, however, that (A) any such activities shall be conducted in such a manner as not to interfere unreasonably with the operation of the Business, (B) Seller, the Company and their Affiliates shall not be required to take any action that would constitute a waiver of any legal privilege, including the attorney-client privilege or the work product doctrine and (C) Seller and the Company need not supply Buyer with (1) any information or access that Seller or the Company is under a legal obligation to keep confidential or (2) any information that Seller or the Company have previously supplied to Buyer. Notwithstanding anything in this Section 5.2 to the contrary, (i) Seller shall not be required to provide such access to any employee records of Seller or, subject to Section 3.13(a), any information contained therein, and (ii) Buyer shall not have the right to perform or conduct any environmental sampling or testing at, in, on, around or underneath the assets or operations of the Company.

(b) Buyer agrees to indemnify and hold harmless Seller, the Company, and their respective Affiliates and representatives for any and all liabilities, losses, costs or expenses incurred by them or their representatives arising out of the access rights under this Section 5.2, including any claims by any of Buyer’s representatives for any injuries or property damage while present on the facilities or property of any of the Company.

(c) Following the Closing Date and for a period of five (5) years thereafter, Buyer shall retain all Operating Records (whether in electronic form or otherwise) of the Company on or prior to the Closing Date. Buyer also agrees that, following the Closing Date and for a period of five (5) years thereafter, Seller and its Affiliates shall have the right, upon reasonable request to Buyer, to have access to, or receive from Buyer copies of, any Operating Records or other information in Buyer’s possession relating to the Business on or prior to the Closing Date. Seller or its Affiliates, as applicable, shall reimburse Buyer for its reasonable costs and expenses incurred in connection with the foregoing sentence. If Buyer shall desire to dispose of any Operating Records or other information contemplated above, Buyer shall, prior to such disposition, give Seller and its Affiliates a reasonable opportunity to segregate and remove such records and information as it may select.

Section 5.3 Consents and Approvals.

(a) Each Party shall provide reasonable cooperation to the other Party in obtaining consents, approvals or actions of, making all filings with and giving all notices to Governmental Authorities or other Persons required of the other Party in connection with obtaining any required consents to lawfully complete the transactions contemplated by this Agreement, including the following:

(i) As promptly as practicable and, in any event, within thirty (30) days of the Effective Date, Buyer and Seller shall each file, with the appropriate Governmental Authority, such filings as are required by the HSR Act and shall take all actions reasonably necessary to cause early termination of the applicable waiting period under the HSR Act.

(ii) As promptly as practicable, Buyer and Seller shall jointly file, with Buyer having primary responsibility therefor, with the applicable Governmental Authority, all documents reasonably required to obtain the approvals or make the notice filings described in Schedule 3.3(b) and Schedule 4.3(b) (other than the approvals described in Section 5.3(a)(iii) and (iv)) and Buyer and Seller shall use their commercially reasonable efforts to cause all such approvals to be issued and notice filings to be made as soon as practicable after the Effective Date or as and when required by such Governmental Authority. The Parties shall consult on and coordinate all filings submitted by Buyer and Seller to such Governmental Authorities.

(iii) As promptly as practicable and, in any event, within thirty (30) days of the Effective Date, Buyer and Seller shall jointly file, with Buyer having primary responsibility therefor, with the PUC all documents reasonably required to obtain the approval of the transaction contemplated herein pursuant to Section 39.158(a) of the Texas Public Utility Regulatory Act, and Buyer and Seller shall use their commercially reasonable efforts to cause the approval of the PUC to be issued as soon as practicable after the Effective Date. The Parties shall consult on and coordinate all principal filings submitted by Buyer and Seller to the PUC in connection with the approval of the PUC described above.

(iv) Approval of the Federal Communications Commission for the Conversion and change in control of the Company with respect to the radio licenses and point-to-point private microwave licenses held by the Company.

(v) Notices required under (i) the Securities Exchange Act of 1934, (ii) the 1933 Act, or (iii) the rules promulgated by the New York Stock Exchange or any other applicable securities exchange or quotation system on which the Parties or their Affiliates may be listed.

(b) The Parties shall furnish to each other’s counsel such necessary information and assistance as the other Party may request in connection with its preparation of any such filing or submission that is necessary to obtain the foregoing consents, approvals or actions. Buyer shall provide copies of all documents submitted pursuant to this Section 5.3 to Seller and its advisors prior to filing and, if requested, accept all reasonable additions, deletions or changes suggested in connection therewith. The Parties shall consult with each other as to the appropriate time of making such filings and submissions and shall make such filings and submissions at the agreed upon time. The Parties shall keep each other apprised of the status of any communications with and any inquiries or requests for additional or supplemental information from applicable Governmental Authorities, shall provide any such additional or supplemental information that may be reasonably requested in connection with any such filings or submissions. Buyer and Seller shall bear the costs and expenses of their respective filings; provided that Buyer shall pay the filing fee in connection with any such filings.

(c) Buyer shall use commercially reasonable efforts to contest and resist any action, including administrative or judicial action, and to have vacated, lifted, reversed or overturned, any order (whether temporary, preliminary or permanent) of any court or other Governmental Authority that is in effect and that restricts, prevents or prohibits the consummation of the transactions contemplated by this Agreement, including the pursuit of all available avenues of administrative and judicial appeal.

Section 5.4 Further Assurances. Subject to the terms and conditions of this Agreement, each of the Parties will use its commercially reasonable efforts to take, or cause to be taken, as soon as possible, all action, and to do, or cause to be done all things necessary, proper or advisable under applicable laws and regulations to consummate all of the transactions contemplated by this Agreement, including, without limitation, the sale of the Membership Interests of the Company and the assignment and assumption of the Assigned Contracts, including using its commercially reasonable efforts to ensure satisfaction of the conditions precedent to each Party’s obligations hereunder. Prior to submission by any Party of any application with a Governmental Authority for a regulatory approval, such Party shall submit such application to the other Party for review and comment and shall incorporate into such application any revisions reasonably requested by the other Party. None of the Parties will, without prior written consent of the other Party, take or fail to take, or permit their respective Affiliates to take or fail to take, any action, that would reasonably be expected to prevent or materially impede, interfere with or delay the consummation, as soon as possible, of the transactions contemplated by this Agreement. Notwithstanding anything to the contrary in this Section 5.4 or this Agreement, Seller shall not be required to take, or to cause to be taken, any action altering or restricting in any way Seller’s business or commercial practices (including, for the avoidance of doubt, divesting or holding separate any of its assets or portion of its business) or the business or commercial practices of any of its Affiliates.

Section 5.5 Public Statements. The Parties will not issue or make any press releases or similar public announcements concerning this Agreement or the transactions contemplated hereby without the consent of the other Party hereto, which consent shall not be unreasonably withheld. If either Party is unable to obtain the approval of its press release or similar public statement from the other Party and such press release or similar public statement is, in the opinion of legal counsel to such Party, required by applicable law in order to discharge such Party’s disclosure obligations, then such Party may make or issue the legally required press release or similar public statement and promptly furnish the other Party with a copy thereof. Each Party will also obtain the other Party’s prior approval, which approval shall not be unreasonably withheld, of any press release to be issued immediately following the execution of this Agreement or the Closing announcing the execution of this Agreement or the consummation of the transactions contemplated hereby.

Section 5.6 Tax Matters.

(a) All excise, sales, use, transaction, conveyance, stock transfer, value added, transfer (including real property transfer or gains), stamp, documentary, filing, recordation and other similar Taxes, levies or assessments (“Transfer Taxes”), together with any interest, additions or penalties with respect thereto and any interest in respect of such additions or penalties, resulting directly from the sale and transfer by Seller and/or by its Affiliates to Buyer of the Membership Interests as contemplated by this Agreement, shall be borne by Buyer. Buyer and Seller shall each prepare and file in a timely manner any and all Tax Returns or other documentation relating to such Transfer Taxes which such Parties are required to file pursuant to applicable law; provided, however, that, to the extent required by applicable law, Seller, the Company and their respective Affiliates will join in the execution of any such Tax Returns for such Transfer Taxes or other documentation relating to any such Transfer Taxes. The party filing any Tax Return described above shall provide to the other party, and the Company copies of each Tax Return described in the proviso in the preceding sentence for such Transfer Taxes at least thirty (30) days prior to the date such Tax Return is required to be filed. Neither Seller nor the Company (and their Affiliates) shall file any refund request, protest, or petition for reassessment, or take any similar action with respect to property Taxes imposed on any of the property of the Company without the consent of Buyer.

(b) Seller, at its cost and in accordance with past practices, shall prepare and file, or cause to be prepared and filed, any Tax Returns of the Company for any taxable period ending on or before the Closing Date. Buyer shall prepare and file, or cause to be prepared and filed, any Tax Return of the Company for any taxable period ending after the Closing Date. Each Party shall provide the other Party with such assistance as may reasonably be requested by the other Party in connection with the preparation of any Tax Return, any audit or other examination by any taxing authority, or any judicial or administrative proceedings relating to liability for Taxes, and each Party shall retain and provide the other Party with any records or information that may be relevant to any such return, audit, examination or proceedings and each shall provide the other Party with any final determination of any such audit or examination, proceeding or determination that affects any amount required to be shown on any return of the other Party for any period. Any information obtained pursuant to this Section 5.6(b) or pursuant to any other Section hereof providing for the sharing of information or review of any Tax Return or other instrument relating to Taxes shall be kept confidential by the Parties as provided in Section 5.7 hereof.

(c) In the event Buyer receives notice of any examination, claim, adjustment or other proceeding relating to the liability for Taxes of or with respect to the Company for any period prior to the Closing Date, Buyer shall notify Seller in writing as soon as possible but in no event later than thirty (30) days of receiving notice thereof. As to any such Taxes for which Seller is or may be liable, Seller shall at Seller’s expense control or settle the contest of such examination, claim, adjustment or other proceeding. In the event Seller receives notice of any examination, claim, adjustment or other proceeding relating to the liability for Taxes of or with respect to the Company that may have any effect for any period after the Closing Date, Seller shall notify Buyer in writing as soon as possible but in no event later than thirty (30) days of receiving notice thereof. As to any such Taxes for which Buyer is or may be liable, Buyer shall at Buyer’s expense control or settle the contest of such examination, claim, adjustment or other proceeding. The Parties shall cooperate with each other and with their respective Affiliates in the negotiations and settlement of any proceeding described in this Section 5.6.

(d) Prior to the Closing Date, Seller shall cause the Company to be converted, merged or liquidated into a Delaware (or such other jurisdiction in the United States of America as Buyer may reasonably request) limited liability company that is treated as a partnership for U.S. federal income tax purposes pursuant to Treas. Reg. section 301.7701-3 (collectively, the “Conversion”).

(e) All ad valorem Taxes, both real and personal, or similar taxes, levied upon the Company or the Business, shall be prorated between Buyer and Seller for that portion of the applicable Tax period prior to and after the Closing Date.

(f) Seller shall indemnify, defend and hold harmless the Buyer Indemnitees from and against any and all claims, demands or suits by any Person, and all losses, liabilities, damages, obligations, payments, costs and expenses (including reasonable legal fees and expenses and including costs and expenses incurred in connection with investigations and settlement proceedings) relating to the following Taxes: (i) all Taxes imposed on Seller or any Affiliate thereof (other than the Company), (ii) Taxes of or relating to the Company for, or allocable to, Tax periods (or portions thereof) beginning before and ending on or before the Closing Date, and (iii) Income Taxes imposed on or payable by the Company solely by reason of being severally liable for the Income Tax of any other person pursuant to Treasury Regulation Section 1.1502-6 or any analogous state or local Tax Law.

Section 5.7 Confidentiality.

(a) Each Party agrees that it shall not use any Confidential Information of any other Party, the Company or any of their respective Affiliates for any purpose other than in connection with the consummation of the transactions contemplated by this Agreement. Each Party further agrees that it shall not divulge any such Confidential Information to any Person (i) except to its employees, agents, representatives, lenders, financial and other advisors and representatives to the extent required in connection with the transactions contemplated by this Agreement, (ii) except as required to comply with applicable laws, ordinances, decrees or judicial or administrative orders (and then only that portion of the Confidential Information that is legally required to be disclosed), and (iii) except as otherwise agreed to by the Parties in writing. Each Party shall inform its employees, agents, lenders, financial and other advisors and representatives of the confidential nature of such information and the obligation to keep such information confidential, and shall take such other action as shall be reasonably required to cause such information to be kept confidential.

(b) For purposes of this Agreement, “Confidential Information” shall mean any confidential or proprietary information including any information relating to any Party or its Affiliates’ properties or operations which has been disclosed by such Party to another Party in connection with the transactions contemplated hereby (it being agreed that effective upon the occurrence of the Closing any Confidential Information with respect to the Company or the Generating Facility disclosed by Seller to Buyer shall also be treated as Confidential Information of Buyer disclosed to Seller); provided, however, that Confidential Information shall not include any information if:

(i) the receiving Party shall have had knowledge of such information prior to the date on which such Party received it from the other Party, and such information was free from any limitation on disclosure;

(ii) such information shall have entered the public domain through no fault of the receiving Party; or

(iii) such information shall have been independently developed by the receiving Party.

(c) In the event that this Agreement is terminated for any reason, the covenants under this Section 5.7 shall survive the termination of this Agreement. At the time of such termination, if requested by any Party, the other Party shall use its reasonable efforts to return to the other Party, or destroy, all documents in its possession that contain Confidential Information of the other Party.

Section 5.8 Compliance with Governmental Agreements. Following the Closing Date, Buyer agrees that it will abide by, and comply with, all existing permit conditions, provisions in existing rulings and regulations, and any other existing agreements or arrangements among the Company and the State of Texas (or any political subdivision thereof), including provisions or agreements relating to environmental compliance and mitigation, in each case to the extent any such condition, provision, agreement or arrangement relates to the operation of the Business of the Company, unless and to the extent Buyer is exempt by law, regulation or order from compliance with any such condition, provision, agreement or arrangement.

Section 5.9 Counterparty Consents; Replacement Support Obligation.

(a) From and after the date hereof, Buyer and Seller shall use commercially reasonable efforts to obtain the written consent from each party to each Assigned Contract (other than Seller and its Affiliates) to Assignor’s assignment and Assignee’s assumption or novation of such Assigned Contract and to obtain the Lyondell Consents. With respect to any Assigned Contract that cannot be assigned or novated as contemplated hereby:

(i) Seller and Buyer shall, to the extent permissible under applicable laws and under the terms of such Assigned Contract, cause the respective Assignor and Assignee to enter into arrangements intended to put such Assignor and Assignee in substantially the same economic position as if such Assigned Contract were assigned and assumed or novated from the Closing Date until such Assigned Contract expires by its terms; and

(ii) if such arrangements are not entered into, Buyer shall indemnify Seller against all losses and liabilities arising out of the failure of any such Assigned Contract to be assigned and assumed or novated or the failure of such arrangements to be entered into.

(b) On the Closing Date, Buyer shall provide replacement letters of credit or other credit support arrangements in form and substance satisfactory to the counterparties to the Assigned Contracts and the Contracts described on Schedule 3.5(a) as may be required to effectuate the release and return to Seller or its Retained Affiliates of any and all letters of credit or other credit support arrangements associated therewith including, without limitation, the letters of credit and guarantees described on Schedule 2.5(a)(iii).

Section 5.10 Employee Matters.

(a) Buyer agrees to provide, or to cause an Affiliate to provide, written offers of employment to all then current Employees who are not on leave (excluding any vacation or short-term disability leave) on the date of such offer at least fifteen (15) days prior to the Employee Transition Date (defined below) and to hire the Employees who wish to accept such offers of employment (the “Hired Employees”). The offers shall provide Employees not less than five (5) days to accept or reject such offers in writing and provided that the fifth (5th) day of such five (5) day period shall occur prior to the Closing Date. Except as provided in Section

5.10(c), the effective date of such employment (the “Employee Transition Date”) shall be 12:01 a.m. of the day immediately following the day of Closing. Notwithstanding anything contained herein to the contrary, Buyer shall have no obligations to provide an offer of employment to, or hire, any Employee who does not satisfy Buyer’s generally applicable employment conditions.

(b) Buyer shall provide to Seller copies of any written offers of employment made to the Employees within five (5) days of providing such written offers to the Employees. At least seven (7) days prior to the Employee Transition Date, Buyer shall notify Seller in writing of the Employees who have accepted offers of employment with Buyer.

(c) In the case of an Employee who is on leave as of the Closing Date, such Employee’s employment with Buyer shall be subject to the Employee becoming able to return to active service, and shall be effective upon the Employee’s acceptance of such offer and actual return to active service, within six (6) months of the Closing Date, or later if so required under applicable law. References in this Section 5.10 to “Employee Transition Date” shall mean, with respect to Employees on leave as of the Closing Date, the effective date of such Employees’ employment with Buyer pursuant to this Section 5.10(c).

(d) Buyer agrees to employ the Hired Employees on terms that are (i) generally comparable in the aggregate to such Employees’ current employment terms with respect to salary, bonuses and base hours (as set forth in the letter provided to Buyer pursuant to Section 3.13(b)) and (ii) generally comparable in the aggregate with respect to benefits (including, without limitation, medical, retirement, severance benefits and vacation) provided to similarly situated employees of Buyer and its Affiliates (with credit for any existing payments toward deductibles). Buyer agrees to provide such benefits to Hired Employees for a period of one (1) year following the Employee Transition Date, provided the particular Hired Employee remains employed by Buyer or one of its Affiliates during such period.

(e) Effective immediately preceding the Employee Transition Date and except as otherwise provided herein, the Hired Employees’ employment with Seller or Seller’s Affiliate shall terminate and the Hired Employees shall no longer participate in any Benefit Plan.

(f) Effective immediately upon the Employee Transition Date and except as otherwise provided herein, the Hired Employees’ employment with Buyer shall commence and the Hired Employees shall be immediately eligible to participate in Buyer’s employee benefit plans, programs, practices and arrangements subject to generally applicable eligibility provisions contained therein.

(g) In the event that any Hired Employee is terminated (other than for cause) within the twelve-month period beginning on the Closing Date, Buyer shall provide such terminated Hired Employee with severance payments and benefits at least equal to the severance payments and benefits that would have been provided as of the Closing Date under the Dynegy Inc. Severance Pay Plan or the Dynegy Inc. Executive Severance Pay Plan, as applicable, but calculated pursuant to the terms of such plans as in effect on the Effective Date, based on such Hired Employee’s title immediately prior to the Employee Transition Date.

(h) Buyer shall not assume any of the Benefit Plans and shall have no obligations and shall have no liabilities with respect to the Benefit Plans. Claims for workers’ compensation or long-term disability benefits arising out of occurrences prior to the Employee Transition Date shall be the responsibility of Seller and its applicable Affiliates. Claims for workers’ compensation or long-term disability benefits for Hired Employees arising out of occurrences on or subsequent to the Employee Transition Date shall be the responsibility of Buyer. Nothing herein shall be deemed or construed to (i) give rise to any rights, claims, benefits, or causes of action to any Employee or (ii) prevent, restrict, or limit Buyer or Seller or their Affiliates following the Employee Transition Date from terminating the employment of any Employee or modifying or terminating its pension or other benefit plans, programs or policies from time to time as they may deem appropriate.

(i) Hired Employees shall be credited with the same number of years of service, including partial years of service, as they are credited by Seller, or an Affiliate of Seller, under the applicable Benefit Plan, for severance, eligibility, vesting purposes and benefit accrual except (i) for benefit accrual under a defined benefit pension plan, (ii) to the extent such credit would result in a duplication of benefits, or (iii) to the extent such crediting of service would exceed the years of credited service recognized under the applicable Buyer or Affiliate benefit plan for other similarly situated plan participants. Hired Employees shall (if permitted by Buyer’s plan) be permitted to roll-over any Code Section 401(k) account balances and associated loans (if permitted by Buyer’s plan) they may have in the Benefit Plans as of the Employee Transition Date into plans sponsored by Buyer. The Parties shall cooperate in good faith to permit the transition of Hired Employees from flexible spending accounts maintained by Seller and its Affiliates to similar accounts maintained by Buyer and Buyer’s Affiliates in a manner that is fair to the Hired Employees.

(j) Seller and its applicable Affiliates shall be responsible for compliance with and liability under Section 4980B of the Code and Sections 601 through 608 of Title I of the Employee Retirement Income Security Act of 1974, as amended (“COBRA”) with respect to any COBRA-qualifying events that occur on or prior to the Closing Date to the extent mandated by COBRA with respect to the Employees, Seller or Seller’s Affiliates’ former employees, and the spouses and dependents of both of the foregoing. Buyer shall be responsible for compliance with and liability under COBRA with respect to any COBRA-qualifying events that occur after the Closing Date with respect to Hired Employees, and with respect to the spouses and dependents of such Hired Employees.

Section 5.11 Insurance. Seller shall maintain or cause to be maintained in full force and effect the insurance coverage described in Section 3.12 until the Closing. All such insurance coverage shall be terminated as of the Closing. Buyer acknowledges and agrees that it shall not have any right or interest in and to any insurance awards or proceeds payable under Seller’s insurance coverage relating to any damage, destruction or casualty loss of any of the Company Assets on or prior to the Closing Date and shall not claim any interest therein. Buyer shall be solely responsible for providing insurance with respect to the Company and its assets and properties for any event or occurrence of any kind whatsoever after the Closing Date.

Section 5.12 Casualty.

(a) If, prior to Closing, a casualty event causes damage to any of the Company Assets resulting in a material impairment to the value of the Membership Interests, then Seller shall promptly employ a qualified firm reasonably acceptable to Buyer to estimate (1) the reasonable cost of restoring the damaged or destroyed assets to a condition reasonably comparable to their prior condition, and (2) the profit, if any, that with reasonable certainty would have been realized by the Company during the period after Closing if the casualty event had not caused damage to or destroyed the assets, as adjusted to account for any tax or other benefit associated with such damage or estimated loss, respectively (together, the restoration costs and lost profits are referred to herein as the “Restoration Cost”).

(i) If the Restoration Cost is $500,000.00 or less, then (i) neither Buyer nor Seller shall have the right or option to terminate this Agreement, and (ii) there shall be no reduction in the amount of the Purchase Price.

(ii) If the Restoration Cost is greater than $500,000.00 but less than ten percent (10%) of the Purchase Price, then, at Seller’s election, either (i)(A) the Purchase Price shall be reduced by the Restoration Cost, and (B) such casualty loss shall not affect the Closing, or (ii) Seller may terminate this Agreement by written notice thereof to Buyer; provided, however, that if Seller does not provide written notice of its election of the foregoing to Buyer within 45 days after the date of delivery of the Restoration Cost estimate to the Parties, then Buyer may elect to terminate this Agreement within ten (10) Business Days following the end of such 45-day period.

(iii) If the Restoration Cost exceeds ten percent (10%) of the Purchase Price, then Buyer or Seller may terminate this Agreement by written notice to the other party.

(b) If this Agreement is not terminated pursuant to the provisions of Section 5.12(a), Buyer agrees that:

(i) Buyer shall, at its sole cost and risk, undertake the restoration of such Company Assets to a condition reasonably comparable to their prior condition, including assumption of risk of loss or damage to any undamaged Company Assets resulting from such restoration, and any activities by or on behalf of Buyer prior to Closing associated with such restoration will be subject to Seller’s reasonable insurance and other requirements.

(ii) Buyer shall fully cooperate with Seller and its Affiliates with respect to any claims Seller or its Affiliates may make under their insurance policies (“Seller’s Policies”), and provide any assistance requested by Seller or its Affiliates to assist Seller or its Affiliates in making and/or pursing any such claims.

(iii) To the extent that Buyer’s actions or inactions reduce the amount of any recovery by Seller under Seller’s Policies, Buyer shall reimburse the amount of such reduction to Seller with 30 days of Buyer’s receipt of Seller’s invoice for same.

Section 5.13 Condemnation. If, prior to Closing, any Company Assets are taken by condemnation, causing a material impairment to the value of the Membership Interests, then Seller shall promptly determine (1) the condemnation value of such condemned assets, and (2) the estimated profit, if any, that with reasonable certainty would have been realized by the Company during the period after Closing if the assets had not been taken by condemnation, as adjusted to account for any tax benefit associated with such condemnation or estimated loss, respectively (together, the condemnation value and estimated lost profits are referred to herein as the “Condemnation Value”).

(a) If the Condemnation Value is $500,000.00 or less, then (i) neither Buyer nor Seller shall have the right or option to terminate this Agreement, and (ii) there shall be no reduction in the amount of the Purchase Price.

(b) If the Condemnation Value is greater than $500,000.00 but less than ten percent (10%) of the Purchase Price, then, at Seller’s election, either (i)(A) the Purchase Price shall be reduced by the Condemnation Value, and (B) such condemnation shall not affect the Closing, or (ii) Seller may terminate this Agreement by written notice thereof to Buyer; provided, however, that if Seller does not provide written notice of its election of the foregoing to Buyer within 45 days after the date of the condemnation, then Buyer may elect to terminate this Agreement within ten (10) Business Days following the end of such 45-day period.

(c) If the Condemnation Value exceeds ten percent (10%) of the Purchase Price, then Buyer or Seller may terminate this Agreement by written notice to the other party.

Section 5.14 Termination of Affiliate Contracts. Prior to Closing, Seller shall terminate any and all Contracts between Seller or its Affiliates, on the one hand, and the Company, on the other hand.

Section 5.15 Supplement to Schedules.

(a) If, prior to the Closing Date, Buyer obtains actual knowledge of a breach of any of Seller’s representations, warranties or covenants contained in this Agreement, Buyer shall promptly notify Seller in writing of such information so that Seller may have an opportunity to cure such breach prior to the Closing Date and, if so cured, then such breach shall be considered not to have occurred for all purposes of this Agreement.

(b) Seller shall have the right, from time to time prior to the Closing, by written notice to Buyer, to supplement or amend Seller’s Disclosure Schedules with respect to any matter hereafter arising or discovered which if existing or Known at the Effective Date would have been required to be set forth or described in such Seller’s Disclosure Schedules. Any such supplemental or amended disclosure shall not be deemed to have been disclosed for purposes of determining whether or not the conditions to Closing set forth in Section 6.2 have been satisfied but, if the Closing occurs, such update shall be deemed to have cured any breach of representation, warranty, covenant or agreement relating to the matter set forth in such update for purposes of indemnification pursuant to Article 7.

Section 5.16 Pre- and Post-Closing Cooperation.

(a) For a reasonable period not to exceed ten (10) Business Days preceding the Closing Date, Seller shall, and shall cause its and its Affiliates’ personnel, to reasonably cooperate with Buyer and Buyer’s or Buyer’s Affiliates’ personnel in the interest of planning and facilitating an orderly transition of the management and administration of the Company, the Generating Facility and the Business, including permitting Buyer and Buyer’s or Buyer’s Affiliates’ personnel reasonable access to the Generating Facility to set up hardware and software systems to replace the Retained Software License Agreements and Hardware located at the Generating Facility; provided that in no event shall Buyer or Buyer’s or Buyer’s Affiliates’ personnel have the right to disable the Retained Software License Agreements and Hardware located at the Generating Facility until after Closing. For a reasonable period not to exceed ten (10) Business Days following the Closing Date, personnel of Seller or its Affiliates shall have the right to access the Generating Facility for the limited purpose of removing from the Generating Facility the Retained Software License Agreements and Hardware located at the Generating Facility.

(b) Seller shall use commercially reasonable efforts to cooperate with and provide such assistance and information to the Company’s independent auditors as may be reasonably requested by the Company in connection with the preparation of audited financial statements of the Company on a stand-alone basis as of December 31, 2007 and the issuance of the related auditor’s report thereon, excluding, however, information related to Affiliates of Seller not related to the Company.

Section 5.17 Buyer Letter of Credit. To secure Buyer’s obligations under this Agreement, on or before June 15, 2007, Buyer shall deliver the Buyer Letter of Credit to Seller. Within two (2) Business Days after Seller’s receipt of the Buyer Letter of Credit, Seller shall return the Buyer Parent Guaranty to Buyer. Seller shall return the Buyer Letter of Credit to Buyer at the Closing.

Article 6

Conditions

Section 6.1 Conditions Precedent of Each Party. The respective obligations of each Party to effect the purchase and sale of the Membership Interests of the Company and assignment of the Assigned Contracts shall be subject to such Party’s satisfaction or waiver of the following conditions on or prior to the Closing Date:

(a) the Seller Required Regulatory Approvals and the Buyer Required Regulatory Approvals shall have been obtained and all conditions to effectiveness prescribed therein or otherwise by law, regulation or order shall have been satisfied.

(b) the waiting period under the HSR Act applicable to the consummation of the sale and purchase of the Membership Interests contemplated hereby shall have expired or been terminated.

(c) there shall be no: (i) preliminary or permanent injunction or other order or decree by any federal or state court of competent jurisdiction, or (ii) statute or regulation enacted by any Governmental Authority prohibiting the consummation of the purchase and sale of the Membership Interests (clauses (i) and (ii), collectively, the “Restraints”).

(d) the Parties shall have received the Lyondell Consents.

Section 6.2 Conditions Precedent of Buyer. The obligation of Buyer to effect the purchase and sale of the Membership Interests of the Company and assume the Assigned Contracts as contemplated by this Agreement shall be subject to Seller and the Company, as applicable, satisfying the following additional conditions on or prior to the Closing Date or waiver by Buyer:

(a) Seller and the Company, as applicable, shall have performed in all material respects the covenants and agreements contained in this Agreement that are required to be performed by them on or prior to the Closing Date;

(b) the representations and warranties of Seller set forth in this Agreement that are qualified as to materiality shall be true and correct as of the date of this Agreement and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date) and the representations and warranties of Seller set forth in this Agreement that are not qualified as to materiality shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date);

(c) Buyer shall have received a certificate from an authorized officer or representative of Seller, dated the Closing Date, to the effect that, to the best of such officer’s knowledge, the conditions set forth in Section 6.2(a) and (b) have been satisfied;

(d) Seller shall have furnished Buyer with evidence reasonably satisfactory to Buyer that the Conversion has occurred in accordance with Section 5.6(d) of this Agreement and in compliance with all applicable laws; and

(e) Seller, the Company and their respective Affiliates, as applicable, shall have delivered to Buyer (i) all such instruments required to be delivered under Section 2.5(b), or (ii) otherwise required to consummate the transactions contemplated by this Agreement.

Section 6.3 Conditions Precedent of Seller. The obligation of Seller to effect the purchase and the sale of the Membership Interests and assignment of the Assigned Contracts contemplated by this Agreement shall be subject to Buyer’s satisfaction of the following additional conditions on or prior to the Closing Date or waiver by Seller:

(a) Buyer shall have performed in all material respects the covenants and agreements contained in this Agreement that are required to be performed on or prior to the Closing Date;

(b) the representations and warranties of Buyer set forth in this Agreement that are qualified as to materiality shall be true and correct as of the date of this Agreement and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date) and the representations and warranties of Buyer set forth in this Agreement that are not qualified as to materiality shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date);

(c) Seller shall have received a certificate from an authorized officer of Buyer, dated the Closing Date, to the effect that, to the best of such officer’s knowledge, the conditions set forth in Section 6.3(a) and (b) have been satisfied; and

(d) Buyer shall have delivered to Seller all such instruments required to be delivered pursuant to Section 2.5(a); and

(e) Buyer shall have delivered to Seller, or to the Company, all such other instruments that, in the reasonable opinion of Seller and its counsel, are (i) necessary for Seller and its Affiliates to be released with respect to any and all contractual obligations to third parties with respect to the operation of the Company’s Business, or (ii) otherwise required to consummate the transactions contemplated by this Agreement.

Section 6.4 Break-up Fee.

(a) If this Agreement is terminated by Seller pursuant to Section 8.1(f), then in lieu of all other claims and remedies that may otherwise be available to Seller with respect thereto, Buyer shall pay to Seller, by wire transfer of immediately available funds within three (3) Business Days following the date of termination, a break-up fee in an amount equal to ten percent (10%) of the Purchase Price.

(b) The provision for payment of a break-up fee in Section 6.4(a) is an integral part of this Agreement. Buyer acknowledges that Seller would not enter into this Agreement with Buyer in the absence of such provision and that Buyer has specifically agreed to such provision as a material inducement for Seller to enter into this Agreement.

Article 7

Indemnification

Section 7.1 Indemnity Obligations. Subject to the limitations and conditions set forth in this Article 7:

(a) Seller shall indemnify, defend and hold harmless Buyer and its Affiliates and their respective directors, officers, employees and agents (collectively with Buyer and its Affiliates, the “Buyer Indemnitees”) from and against any and all claims, demands or suits by any Person, and all losses, liabilities, damages, obligations, payments, costs and expenses (including reasonable legal fees and expenses and including costs and expenses incurred in connection with investigations and settlement proceedings) (each, an “Indemnifiable Loss”), as incurred, asserted against or suffered by any Buyer Indemnitee relating to, resulting from or arising out of (i) any breach by Seller of any representation, warranty, covenant or agreement of Seller contained in this Agreement or (ii) any Assigned Contract with respect to any period prior to Closing.

(b) Buyer will indemnify, defend and hold harmless Seller and its Affiliates and their respective directors, officers, trustees, employees and agents (the “Seller Indemnitees”) from and against any and all Indemnifiable Losses, as incurred, asserted against or suffered by any Seller Indemnitee relating to, resulting from or arising out of (i) any breach by Buyer of any representation, warranty, covenant or agreement of Buyer contained in this Agreement, (ii) any Assigned Contract with respect to any period from and after Closing; or (iii) any Transfer Tax obligations imposed on Seller, the Company or their respective Affiliates for which Buyer is responsible under the terms of this Agreement.

(c) Any Person entitled to receive indemnification under this Agreement having a claim under these indemnification provisions shall make a good faith effort to recover any Indemnifiable Loss from insurers of such Indemnitee under applicable insurance policies so as to reduce the amount of any Indemnifiable Loss hereunder. The amount of any Indemnifiable Loss shall be reduced to the extent that the relevant Buyer Indemnitee or Seller Indemnitee (each, an “Indemnitee”) receives any insurance proceeds with respect to an Indemnifiable Loss. If the amount of any Indemnifiable Loss, at any time subsequent to the making of an indemnity payment in respect thereof, is reduced by recovery, settlement or otherwise under or pursuant to any insurance coverage, or pursuant to any claim, recovery, settlement or payment by or against any other Person, the amount of such reduction, less any costs, expenses or premiums incurred in connection therewith, will promptly be repaid by the Indemnitee to the Party required to provide indemnification hereunder (the “Indemnifying Party”) with respect to such Indemnifiable Loss.

(d) To the fullest extent permitted by law, no Party nor any Buyer Indemnitee or any Seller Indemnitee shall be liable to any other Party or any other Buyer Indemnitee or Seller Indemnitee for any claims, demands or suits for consequential, incidental, special, exemplary, punitive, indirect or multiple damages connected with or resulting from any breach of this Agreement (other than breach of this Article 7), or any actions undertaken in connection with or related hereto or thereto, including any such damages based upon breach of contract, tort (including negligence and misrepresentation), breach of warranty, strict liability, statute, operation of law or any other theory of recovery.

(e) The rights and remedies of Seller and its Affiliates and Buyer under Section 5.6(f) and this Article 7 are, solely as between Seller and its Affiliates and Buyer, exclusive and in lieu of any and all other rights and remedies that Seller and its Affiliates and Buyer may have under this Agreement or otherwise for monetary relief with respect to (i) any breach of, or failure to perform, any covenant or agreement set forth in this Agreement by Seller, the Company or their respective Affiliates or Buyer, as applicable, and (ii) any breach of any representation or warranty by Seller or the Company or Buyer. Each Party agrees that the previous sentence shall not limit or otherwise affect any nonmonetary right or remedy that a Party may have under this Agreement or otherwise limit or affect any Party’s right to seek equitable relief, including the remedy of specific performance. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN ARTICLE 3, BUYER ACKNOWLEDGES AND AGREES THAT NONE OF SELLER, THE COMPANY, AND THEIR RESPECTIVE AFFILIATES, ARE MAKING ANY REPRESENTATIONS OR WARRANTIES, WHETHER WRITTEN, ORAL, STATUTORY, EXPRESS, OR IMPLIED, CONCERNING THE OPERATION OF THE BUSINESS (INCLUDING ANY RELATING TO LIABILITIES, OPERATIONS OF THE GENERATING FACILITIES, CONDITION, VALUE

OR QUALITY OF THE BUSINESS OR THEIR PROSPECTS (FINANCIAL OR OTHERWISE), RISKS OR OTHER INCIDENTS OF THE BUSINESS) OR WITH RESPECT TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. BUYER ACKNOWLEDGES AND AGREES THAT EACH OF SELLER AND THE COMPANY SPECIFICALLY DISCLAIM ANY REPRESENTATION OR WARRANTY OF MERCHANTABILITY, USAGE, SUITABILITY, OR FITNESS FOR A PARTICULAR PURPOSE WITH RESPECT TO THE ASSETS OF THE COMPANY OR ANY PART THEREOF, AS TO THE WORKMANSHIP THEREOF, THE ABSENCE OF ANY DEFECTS THEREIN, WHETHER LATENT OR PATENT, COMPLIANCE WITH ENVIRONMENTAL REQUIREMENTS, THE APPLICABILITY OF ANY GOVERNMENTAL REQUIREMENTS, INCLUDING BUT NOT LIMITED TO ANY FORMER, CURRENT OR FUTURE ENVIRONMENTAL LAWS, OR WHETHER THE COMPANY POSSESSES SUFFICIENT REAL OR PERSONAL PROPERTY TO OPERATE THE BUSINESS, EXCEPT AS EXPRESSLY SET FORTH IN ARTICLE 3. BUYER ACKNOWLEDGES AND AGREES THAT EACH OF SELLER AND THE COMPANY FURTHER SPECIFICALLY DISCLAIM ANY REPRESENTATION OR WARRANTY REGARDING THE ABSENCE OF HAZARDOUS SUBSTANCES OR LIABILITY OR POTENTIAL LIABILITY ARISING UNDER FORMER, CURRENT OR FUTURE ENVIRONMENTAL LAWS, WITH RESPECT TO THE OPERATION OF THE BUSINESS, ALL OF WHICH ARE HEREBY EXPRESSLY WAIVED BY BUYER, UNLESS EXPRESSLY PROVIDED IN SECTION 3.9.

(f) Buyer and Seller agree that, notwithstanding Section 7.1(e), each Party shall retain, subject to the other provisions of this Agreement, including Sections 7.1(d) and 9.3, all remedies at law or in equity with respect to (i) fraud or willful or intentional breaches of this Agreement and (ii) gross negligence or willful or wanton acts or omissions to act of any Indemnitee (or any contractor or subcontractor thereof) after the Closing Date.

Section 7.2 Cap Amount; Minimum Claim.

(a) Notwithstanding anything to the contrary in this Agreement or otherwise, and subject to the limitations in this Section 7.2, no Buyer Indemnitee shall recover for any Indemnifiable Loss (other than any breach of a representation or warranty contained in Section 3.1, 3.2, 3.4, 3.10, 3.11, 3.13 or 5.6 or a matter covered by Section 5.6(f)) unless and until the amount of Indemnifiable Loss exceeds (i) an amount equal to $500,000.00 for any single event or occurrence or any aggregated claims arising out of the same or similar facts, events or circumstances (the “Per Claim Deductible”), and (ii) an amount equal to two percent (2%) of the Purchase Price (the “Aggregate Deductible”), after which Seller shall have the obligation to indemnify for the full amount of any such Indemnifiable Loss that exceeds the Per Claim Deductible to the extent the aggregate of all such Indemnifiable Losses exceed the Aggregate Deductible, subject, however, to the Indemnification Cap.

(b) The maximum aggregate amount of Indemnifiable Losses that may be recovered under this Agreement shall not exceed five percent (5%) of the Purchase Price (the “Indemnification Cap”), except for Indemnifiable Losses caused by a breach of a representation or warranty contained in Section 3.1, 3.2, 3.4, 3.10, 3.11, 3.13, 5.6 or a matter covered by Section 5.6(f) which Indemnifiable Losses, together with any aggregate liability pursuant to 7.2(a), shall not exceed one-hundred percent (100%) of the Purchase Price.

Section 7.3 Third Party Claims Procedures.

(a) If any Indemnitee receives notice of the assertion of any claim or of the commencement of any claim, action, or proceeding made or brought by any Person who is not a Party or an Affiliate of a Party (a “Third Party Claim”) with respect to which indemnification is to be sought from an Indemnifying Party, the Indemnitee will give such Indemnifying Party reasonably prompt written notice thereof, but in any event not later than ten (10) Business Days after the Indemnitee’s receipt of notice of such Third Party Claim; provided, however, that a failure to give timely notice will not affect the rights or obligations of any Indemnitee except if, and only to the extent that, as a result of such failure, the Indemnifying Party was actually prejudiced. Such notice shall describe the nature of the Third Party Claim in reasonable detail and will indicate the estimated amount, if practicable, of the Indemnifiable Loss that has been or may be sustained by the Indemnitee.

(b) If a Third Party Claim is made against an Indemnitee, the Indemnifying Party will be entitled to participate in the defense thereof and, if it so chooses, to assume the defense thereof with counsel selected by the Indemnifying Party; provided, however, that such counsel is not reasonably objected to by the Indemnitee; and provided further that the Indemnifying Party first admits in writing its liability to the Indemnitee with respect to all material elements of such claim. Should the Indemnifying Party so elect to assume the defense of a Third Party Claim, the Indemnifying Party will not be liable to the Indemnitee for any legal expenses subsequently incurred by the Indemnitee in connection with the defense thereof. If the Indemnifying Party elects to assume the defense of a Third Party Claim, the Indemnitee will (i) cooperate in all reasonable respects with the Indemnifying Party in connection with such defense, (ii) not admit any liability with respect to, or settle, compromise or discharge, any Third Party Claim without the Indemnifying Party’s prior written consent and (iii) agree to any settlement, compromise or discharge of a Third Party Claim that the Indemnifying Party may recommend and that by its terms obligates the Indemnifying Party to pay the full amount of the liability in connection with such Third Party Claim and releases the Indemnitee completely in connection with such Third Party Claim. In the event the Indemnifying Party shall assume the defense of any Third Party Claim, the Indemnitee shall be entitled to participate in (but not control) such defense with its own counsel at its own expense. If the Indemnifying Party does not assume the defense of any such Third Party Claim, the Indemnitee may defend the same in such manner as it may deem appropriate, including settling such claim or litigation after giving notice to the Indemnifying Party of the terms of the proposed settlement and the Indemnifying Party will promptly reimburse the Indemnitee upon written request. Anything contained in this Agreement to the contrary notwithstanding, no Indemnifying Party shall be entitled to assume the defense of any Third Party Claim if such Third Party Claim seeks an order, injunction or other equitable relief or relief for other than monetary damages against the Indemnitee that, if successful, would materially and adversely affect the business of the Indemnitee.

Article 8

Termination

Section 8.1 Termination.

(a) This Agreement may be terminated at any time prior to the Closing by an instrument in writing signed on behalf of each of the Parties.

(b) This Agreement may be terminated by Seller or Buyer if the Closing shall not have occurred on or before November 1, 2007 (the “Termination Date”); provided, however, that the right to terminate this Agreement pursuant to this Section 8.1(b) shall not be available to any Party whose failure to fulfill any obligation under this Agreement has been the cause of, or resulted in, the failure of the Closing to occur on or before such date.

(c) This Agreement may be terminated by any Party if any Restraint having any of the effects set forth in Section 6.1(c) shall be in effect and shall have become final and nonappealable; provided, however, that the Party seeking to terminate this Agreement pursuant to this Section 8.1(c) shall have used its commercially reasonable efforts to remove or prevent the entry of such Restraint.

(d) This Agreement may be terminated by any Party if there has been a material breach by the other Party of any representation, warranty, covenant or agreement contained in this Agreement if the defaulting Party fails to cure such breach within thirty (30) days of notice by the non-defaulting Party.

(e) This Agreement may be terminated as provided in Section 5.12 or 5.13.

(f) This Agreement may be terminated by Seller if Buyer fails to deliver to Seller, on or before June 15, 2007, (i) the Buyer Letter of Credit and (ii) evidence reasonably acceptable to Seller that Buyer has or will have cash available to effect, at the Closing, the purchase of the Membership Interests pursuant to this Agreement. Seller agrees that Buyer’s provision of a certificate from a duly authorized officer or other authorized representative of Buyer to the effect that the closing of the financing transaction contemplated with Wells Fargo, as previously discussed with Seller (meaning the loan documents and related agreements pertaining to said financing transaction are executed by Buyer and Wells Fargo and any other lenders participating in the transaction; and all of the conditions to the initial borrowings or advances are satisfied or waived in accordance with the terms of the applicable financing documents) shall be sufficient to satisfy Buyer’s obligations under clause (ii) above.

Article 9

Miscellaneous Provisions

Section 9.1 Expenses. Except to the extent specifically provided herein or by agreement between Seller and Buyer with respect to the costs and expenses of Seller, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be borne by the Party incurring such costs and expenses, whether or not the transactions contemplated hereby are consummated; provided, however, Buyer shall pay for all costs in connection with the HSR Act filing.

Section 9.2 Amendment and Modification; Extension; Waiver. This Agreement may be amended, modified or supplemented only by an instrument in writing signed on behalf of each of the Parties. The Parties may (a) extend the time for the performance of any of the obligations or other acts of a Party, (b) waive any inaccuracies in the representations and warranties of a Party contained in this Agreement or (c) waive compliance by a Party with any of the agreements or conditions contained in this Agreement. Any agreement on the part of the Parties to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of all Parties. The failure of a Party to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

Section 9.3 Survival. Each and every representation and warranty contained in this Agreement shall survive the Closing Date for a period of twelve (12) months after the Closing Date and shall thereafter terminate and be of no further force or effect, except that (i) the representations and warranties contained in Sections 3.1, 3.2, 3.4, and 3.11 and Sections 4.1, 4.2, 4.3 and 4.5 shall survive for thirty-six (36) months from the Closing Date, and (ii) the representations and warranties contained in Sections 3.10 and 3.13 shall survive the Closing for the period of thirty (30) days past the applicable statute of limitation plus any extensions or waivers thereof. From and after the termination of each such representation and warranty, none of Seller, Buyer or any officer, director, trustee or Affiliate of any of them shall have any liability whatsoever with respect to any such representation or warranty. Notwithstanding the immediately preceding sentence, any representation or warranty in respect of which indemnity may be sought under this Agreement will survive the time at which it would otherwise terminate pursuant to the immediately preceding sentence if written notice of the alleged claim for indemnification, is submitted in good faith together with an estimate of the amount in question, to the Indemnifying Party; provided, further, that the applicable representation or warranty will survive only with respect to the particular inaccuracy or breach specified in such written notice. If after the expiration of one hundred eighty (180) days from the date the representation or warranty would have otherwise expired, the controversy is not fully and finally resolved and/or a lawsuit has not been filed and service effected by the Indemnified Party in a court of competent jurisdiction, the representation or warranty in question shall expire. All agreements and covenants of the Parties herein shall survive the Closing.

Section 9.4 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given as of the time of delivery or, in the case of a facsimile communication, of confirmation, if delivered personally, by facsimile (which is confirmed), or by overnight courier (providing proof of delivery), to the Parties at the following addresses (or at such other address for a Party as shall be specified by like notice):

If to Seller to:	Dynegy Holdings Inc.
1000 Louisiana, Suite 5800
Houston, Texas 77002
Attention: Executive Vice President
Fax Number: (713) 767-5181

With copy to:	Dynegy Holdings Inc.
1000 Louisiana, Suite 5800
Houston, Texas 77002
Attention: General Counsel
Fax Number: (713) 356-2185

If to Buyer to:	EnergyCo, LLC
4100 International Plaza
MS-FW93
Ft. Worth, TX 76109
Attention: President
Fax Number: (817) 762-7928

With copy to:	LeBoeuf, Lamb, Greene & MacRae LLP
1000 Main Street, Suite 2550
Houston, Texas 77002-5009
Attention: Thomas J. Moore
Fax Number: (713) 445-2166

Section 9.5 Assignment; No Third Party Beneficiaries.

(a) This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns, but neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by either Party, including by operation of law, without the prior written consent of the other Parties.

(b) Other than as provided in Article 7, nothing in this Agreement is intended to confer upon any other Person except the Parties any rights or remedies hereunder or shall create any third party beneficiary rights in any Person.

Section 9.6 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Texas (regardless of the laws that might otherwise govern under applicable principles of conflicts of law).

Section 9.7 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. This Agreement and any amendments hereto, to the extent signed and delivered by means of a facsimile machine or e-mail of a PDF file containing a copy of an executed agreement (or signature page thereto), shall be treated in all manner and respects and for all purposes as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in Person. At the request of any Party hereto, the other Party hereto shall re-execute original forms thereof and deliver them to the requesting Party. No Party hereto shall raise the use of a facsimile machine to deliver a signature or the fact that any signature or agreement or instrument was transmitted or communicated through the use of a facsimile machine or e-mail of a PDF file containing a copy of an executed agreement (or signature page thereto) as a defense to the formation or enforceability of this Agreement, and each such Party forever waives any such defense.

Section 9.8 Interpretation. When a reference is made in this Agreement to an article, section, schedule or exhibit, such reference shall be to an article or section of, or schedule or exhibit to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes,” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation” or equivalent words. The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto or thereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument, statute, regulation, rule or order defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument, statute, regulation, rule or order as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes, regulations, rules or orders) by succession of comparable successor statutes, regulations, rules or orders and references to all attachments thereto and instruments incorporated therein. References to a Person are also to its permitted successors and assigns. Each Party acknowledges that it has been represented by counsel in connection with the review and execution of this Agreement and, accordingly, there shall be no presumption that this Agreement or any provision hereof be construed against the Party that drafted this Agreement.

Section 9.9 Jurisdiction and Enforcement; Waiver of Jury Trial.

(a) Each of the Parties irrevocably submits to the exclusive jurisdiction of (i) any court of the State of Texas sitting in Harris County and (ii) the United States District Court for the Southern District of Texas, for the purposes of any suit, action or other proceeding arising out of this Agreement or any transaction contemplated hereby. Each of the Parties agrees to commence any action, suit or proceeding relating hereto in the United States District Court for the Southern District of Texas or, if such suit, action or proceeding may not be brought in such court for jurisdictional reasons, in any court of the State of Texas sitting in Harris County. Each of the Parties further agrees that service of process, summons, notice or document by hand delivery or U.S. registered mail at the address specified for such Party in Section 9.4 (or such other address specified by such Party from time to time pursuant to Section 9.4) shall be effective service of process for any action, suit or proceeding brought against such Party in any such court. Each of the Parties irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the transactions contemplated hereby in (i) any court of the State of Texas sitting in Harris County and (ii) the United States District Court for the Southern District of Texas, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum. TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, EACH OF THE

PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT OF TRIAL BY JURY IN ANY ACTION, PROCEEDING, OR COUNTERCLAIM RELATING TO, ARISING OUT OF, OR IN CONNECTION WITH, THIS AGREEMENT, OR ANY MATTER ARISING HEREUNDER OR THEREUNDER.

(b) The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provision of this Agreement, this being in addition to any other remedy to which they are entitled at law or in equity.

Section 9.10 Entire Agreement. This Agreement including the exhibits, schedules, documents, certificates and instruments referred to herein or therein, including the Buyer Parent Guaranty, the Buyer Letter of Credit, the Technology Transfer Agreement, the Transition Services Agreement and other Contracts, agreements and instruments contemplated hereby or thereby, embody the entire agreement and understanding of Seller and Buyer in respect of the transactions contemplated by this Agreement. There are no restrictions, promises, representations, warranties, covenants or undertakings other than those expressly set forth or referred to herein or therein. This Agreement supersedes all prior agreements and understandings among Seller, the Company and their respective Affiliates, as applicable, and Buyer with respect to the transactions contemplated by this Agreement.

Section 9.11 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible to the fullest extent permitted by applicable law in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

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IN WITNESS WHEREOF, the Parties have caused this Purchase and Sale Agreement to be signed by their respective duly authorized officers as of the date first above written.

SELLER:

DYNEGY HOLDINGS INC.

By:	/s/ Jason Hochberg
Name:	Jason Hochberg
Title:	Executive Vice President

BUYER:

ENERGYCO, LLC

By:	/s/ Mark Kubow
Name:	Mark Kubow
Title:	President Generation and Development